Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of December 13, 2015,

among

JARDEN CORPORATION,

NEWELL RUBBERMAID INC.,

NCPF ACQUISITION CORP. I

and

NCPF ACQUISITION CORP. II

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of December 13, 2015, among Jarden Corporation, a Delaware corporation (the “Company”), Newell Rubbermaid Inc., a Delaware corporation (“Parent”), NCPF Acquisition Corp. I, a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and NCPF Acquisition Corp. II, a Delaware corporation and a wholly owned Subsidiary of Parent (“Successor Sub”).

RECITALS

A. The parties wish to effect a business combination through (i) the merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “First Merger”), and (ii) immediately following the First Merger, the merger of the Company, as the surviving entity of the First Merger, with and into Successor Sub, with Successor Sub being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”);

B. The board of directors of the Company (the “Company Board”), the board of directors of Parent (the “Parent Board”), the board of directors of Merger Sub and the board of directors of Successor Sub have each unanimously determined that it is in the best interests of their respective companies and stockholders to consummate the Mergers;

C. The parties intend that the Mergers will qualify as a “reorganization” under Section 368(a) of the Code and that this Agreement will constitute a “plan of reorganization” within the meaning of the Code; and

D. The parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions precedent to consummation of the Mergers.

Accordingly, in consideration of the foregoing recitals, and other good and valuable consideration, the sufficiency of which hereby is acknowledged, Parent, the Company, Merger Sub and Successor Sub, intending to be legally bound, hereby agree as follows:

I. THE MERGERS; CLOSING; EFFECTIVE TIME

1.1. The Mergers. On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), (a) at the First Effective Time, Merger Sub will be merged with and into the Company, whereupon the separate corporate existence of Merger Sub will cease, with the Company surviving the First Merger as a wholly owned Subsidiary of Parent (the Company, as the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Corporation”), and (b)

immediately after the First Effective Time, and as part of the same plan of reorganization, at the Second Effective Time, the First Surviving Corporation will be merged with and into Successor Sub, whereupon the separate existence of the First Surviving Corporation will cease, with Successor Sub surviving the Second Merger as a wholly owned Subsidiary of Parent (Successor Sub, as the surviving entity of the Second Merger, sometimes being referred to herein as the “Ultimate Surviving Corporation”). The Mergers will have the effects provided in this Agreement and as specified in Section 259 of the DGCL.

1.2. Closing. Unless Parent and the Company agree otherwise in writing, the closings of the Mergers (the “Closing”) will take place at the offices of Jones Day, 1420 Peachtree Street NE, Suite 800, Atlanta, GA 30309, at 9:30 a.m. local time on the 12th Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with this Agreement, provided, that in no event may the Closing take place prior to March 31, 2016. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

1.3. Effective Times. Prior to the Closing, the parties will have prepared, and on the Closing Date, the parties will cause (a) a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and make all other filings, recordings and publications required to be made by the Company or Merger Sub under the DGCL in connection with the First Merger and (b) immediately following the First Effective Time, a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and make all other filings, recordings and publications required to be made by the First Surviving Corporation or Successor Sub under the DGCL in connection with the Second Merger. The First Merger will become effective at such time as the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or on such later date and time as may be agreed upon by the Company and Parent and expressly set forth in the First Certificate of Merger (such date and time being hereinafter referred to as the “First Effective Time”). The Second Merger will become effective at such time as the Second Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or on such later date and time as may be agreed upon by the Company and Parent and expressly set forth in the Second Certificate of Merger (such date and time being hereinafter referred to as the “Second Effective Time”). The First Effective Time will, in all events, precede the Second Effective Time.

1.4. Governing Documents. (a) At the First Effective Time, the certificate of incorporation and bylaws of the Company in effect immediately prior to the First Effective Time will be amended and restated in their entirety to read as the certificate of incorporation and bylaws of Merger Sub (except as to the name of the Company, which will be Jarden Corporation, the name of the incorporator, which will be deleted, the name of the registered agent and the address of the registered office) and, as so amended, will be the certificate of incorporation and bylaws of the First Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) At the Second Effective Time, the certificate of incorporation and bylaws of Successor Sub in effect immediately prior to the Second Effective Time will be the certificate of incorporation and bylaws of the Ultimate Surviving Corporation (except as to the name of the Ultimate Surviving Corporation, which will be Jarden Corporation) until thereafter amended as provided therein or by applicable Law.

1.5. Directors and Officers of the Surviving Entities. (a) From and immediately after the First Effective Time, (i) the officers of Merger Sub will be the officers of the First Surviving Corporation and (ii) the directors of Merger Sub will be the initial directors of the First Surviving Corporation, in each case, until their respective successors are duly elected and qualified, or their earlier death, incapacity, resignation or removal.

(b) From and immediately after the Second Effective Time, (i) the officers of the First Surviving Corporation will be the officers of the Ultimate Surviving Corporation and (ii) the directors of the First Surviving Corporation will be the initial directors of the Ultimate Surviving Corporation, in each case, until their respective successors are duly elected and qualified, or their earlier death, incapacity, resignation or removal.

1.6. Plan of Reorganization. The parties intend that, for U.S. federal income Tax purposes, the Mergers, taken together, will constitute integrated steps in a single “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopted by executing this Agreement.

II. EFFECT OF THE MERGERS; EXCHANGE

2.1. Effect on Capital Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Merger Sub, Successor Sub, Parent or the holders of any securities of the Company, Parent, Merger Sub or Successor Sub:

(a) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”, and each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the First Effective Time (other than an Excluded Share) will be converted into the right to receive, and become exchangeable for (i) a number of validly issued, fully paid and non-assessable shares of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”), and (ii) $21.00 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). At the First Effective Time, all Shares that have been converted into the right to receive the Merger Consideration pursuant to this Section 2.1(a) will cease to be outstanding, will be canceled and will cease to exist, and (i) each certificate that immediately prior to the First Effective Time represented any such Shares (a “Certificate”) and (ii) each uncertificated Share represented by book entry on the stock transfer books of the Company (a “Book-Entry Share”), in each case, will thereafter represent only the right to receive the Merger Consideration, and the right, if any, to receive pursuant to Section 2.3(e) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 2.1(a) and any distribution or dividend pursuant to Section 2.3(c).

(b) Treatment of the Company Equity Awards. (i) Each Company Option that is outstanding immediately prior to the First Effective Time will, as of the First Effective Time, automatically and without any action on the part of the holder thereof, fully vest (to the extent unvested) and, in exchange for the cancellation of such Company Option, entitle the holder thereof to receive, for each Net Option Share underlying each such Company Option, the Merger Consideration.

(ii) Each unvested Company Restricted Stock Award (other than a Rollover Restricted Stock Award) that is outstanding immediately prior to the First Effective Time will, as of the First Effective Time, automatically and without any action on the part of the holder thereof become vested and be canceled and converted into the right to receive the Merger Consideration for each Share underlying such Company Restricted Stock Award.

(iii) Each Rollover Restricted Stock Award that is outstanding immediately prior to the First Effective Time will, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be cancelled in exchange for a restricted stock award covering a number of shares of Parent Common Stock, rounded up to the nearest whole share, equal to (A) the total number of Shares subject to such award of Rollover Restricted Stock Award immediately prior to the First Effective Time, multiplied by (B) the sum of (1) the Stock Consideration plus (2)(I) the Cash Consideration divided by (II) the Parent Closing Price (a “Substitute Restricted Stock Award”). From and after the First Effective Time, each Substitute Restricted Stock Award will be subject to similar vesting conditions and payment terms as were applicable to such Rollover Restricted Stock Award immediately prior to the First Effective Time, and the terms set forth in Section 4.1(a)(ii) of the Company Disclosure Letter.

(iv) Prior to the First Effective Time, the Company Board (or a duly authorized committee thereof) will adopt resolutions providing for the treatment of the Company Options and the Company Restricted Stock Awards (collectively, the “Company Equity Awards”) as contemplated by this Section 2.1(b). As soon as practicable (but not later than ten Business Days) after the First Effective Time, Parent will prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.1(b).

(v) Payment of any cash amounts to be paid in respect of Company Equity Awards may be made through the Ultimate Surviving Corporation’s payroll system.

(c) Treatment of the Company Employee Stock Purchase Plan. Prior to the First Effective Time, the Company Board or the appropriate committee thereof will take all reasonable actions, including adopting any necessary resolutions or amendments with respect to the Company ESPP, to (i) terminate the Company ESPP effective immediately prior to the Closing, (ii) provide that any offering period in progress on the Closing Date will be shortened in accordance with Section 24 of the Company ESPP such that the last day of such offering period will be the tenth Business Day prior to the Closing Date (the “Final Purchase Date”), with purchases made on the Final Purchase Date to be contingent on the Closing and (iii) avoid the commencement of any new offering period under the Company ESPP at or after the Final Purchase Date and prior to the earlier of the termination of this Agreement in accordance with Article VII or the First Effective Time.

(d) Merger Sub Common Stock. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub will be automatically converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the First Surviving Corporation.

(e) Cancellation of Treasury and Parent Owned Shares of the Company. Each Share held in the treasury of the Company or held by Parent or any of the Company or Parent’s wholly owned Subsidiaries immediately prior to the First Effective Time (the “Canceled Shares”) will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

2.2. Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the First Surviving Corporation, Successor Sub, Parent or the holders of any securities of the First Surviving Corporation, Successor Sub or Parent, (a) each share of capital stock of the First Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered therefor and (b) each share of common stock of Successor Sub issued and outstanding immediately prior to the Second Effective Time will remain outstanding and will represent shares of common stock of the Ultimate Surviving Corporation.

2.3. Exchange of Shares and Certificates.

(a) Exchange Agent. Not less than five Business Days prior to the Closing Date, Parent will designate a bank, trust company or nationally recognized stockholder services provider reasonably acceptable to the Company to act as exchange agent in respect of the Mergers (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article II, Certificates and Book-Entry Shares for the Merger Consideration. Parent will deliver to the Exchange Agent, as needed, (i) cash in an amount sufficient to pay the aggregate Cash Consideration pursuant to Section 2.1(a) (together with any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.3(e), the “Exchange Fund”) and (ii) certificates or book-entry shares representing a sufficient number of shares of Parent Common Stock to be delivered as the Stock Consideration in respect of the Shares. Parent will instruct the Exchange Agent to timely pay the Merger Consideration in accordance with this Agreement. The Exchange Fund will not be used for any purpose other than to fund the payments required pursuant to this Article II.

(b) Exchange Procedures. (i) As promptly as practicable after the First Effective Time, but in any event within two Business Days, Parent will cause the Exchange Agent to mail to each Person who was, as of immediately prior to the First Effective Time, a holder of record of Shares (other than the Depository Trust Company (“DTC”)) entitled to receive the Merger Consideration pursuant to Section 2.1(a): (A) a letter of transmittal in customary form and containing such provisions as mutually agreed upon by Parent and the Company (including a provision confirming that delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (B) instructions for use in effecting the surrender of such holder’s Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect thereof pursuant to such letter of transmittal. Exchange of any Book-Entry Shares will be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry.

(ii) Upon surrender of a Certificate or Book-Entry Share to the Exchange Agent for cancelation, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent (or in the case of DTC, the customary surrender procedures of DTC and the Exchange Agent), the holder of such Shares will be entitled to receive in exchange therefor the Merger Consideration, together with any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.3(e), and any distribution or dividend pursuant to Section 2.3(c). In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate is properly endorsed or otherwise is in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(c) Distributions with respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the First Effective Time will be paid to the holder of any unsurrendered Certificate or uncanceled Book-Entry Share with respect to any shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares will be paid to any such holder pursuant to Section 2.3(e), in each case until the surrender or cancelation of such Certificate or Book-Entry Share in accordance with this Article II. Subject to applicable Law, following surrender or cancelation of any such Certificate or Book-Entry Share in accordance with this Article II, there will be paid to the holder of shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or cancelation, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and the amount of dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender or cancelation and a payment date subsequent to such surrender or cancelation payable with respect to such shares of Parent Common Stock.

(d) No Further Ownership Rights in the Common Stock. The Merger Consideration paid upon the surrender for exchange or cancelation of Certificates or Book-Entry Shares in accordance with this Article II (including any cash paid pursuant to Section 2.3(b), Section 2.3(c) or Section 2.3(e)) will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Book-Entry Shares, and there will be no further registration of transfers on the stock transfer books of the Company of the Shares. If, after the First Effective Time, Certificates or Book-Entry Shares are presented to Parent or the Exchange Agent for any reason, they will be canceled and exchanged as provided in this Article II, except as otherwise provided by Law

(e) Fractional Shares. No certificates, receipts or scrip representing fractional shares of Parent Common Stock will be issued upon the conversion of Shares pursuant to Section 2.1(a). Notwithstanding any other provision of this Agreement, each holder of Shares converted pursuant to the First Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all Shares held as of immediately prior to the First Effective Time by such holder) will receive, in lieu thereof, from the Exchange Agent an amount in cash (without interest) rounded up to the nearest whole cent equal to (i) the fraction of a share of Parent Common Stock to which such holder would otherwise have been entitled to pursuant to Section 2.1(a) multiplied by (ii) the closing sale price of Parent Common Stock as reported on the NYSE on the Trading Day immediately preceding the Closing. As promptly as practicable after the determination of the amount of cash to be paid to holders of Certificates and Book-Entry Shares in lieu of fractional shares of Parent Common Stock, the Exchange Agent will make that amount available to those holders, without interest.

(f) Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.3(a) that remains undistributed to the holders of the Certificates or Book-Entry Shares following the one-year anniversary of the First Effective Time will be delivered to Parent, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article II will thereafter be entitled to look only to Parent for payment of their claim for any shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(g) No Liability. None of the parties hereto or the Exchange Agent will be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered or canceled prior to seven years after the First Effective Time, or immediately prior to such earlier date on which any cash, any shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any dividends or other distributions with respect to Parent Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share will, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(h) Investment of Merger Consideration. The Exchange Agent will invest the aggregate Cash Consideration delivered by Parent pursuant to Section 2.3(a) as directed by Parent in direct short-term obligations of (or direct short-term obligations fully guaranteed as to principal and interest by) the United States of America with maturities of no more than 30 days, in commercial paper rated “P-2” or “A-2” or better by Moody’s or S&P, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital in excess of $5 billion (determined by reference to the most recent financial statements of such bank that are then publicly available), pending payment thereof by the Exchange Agent to the former holders of Shares as required pursuant to this Article II; provided, however, that no investment of such deposited cash funds will relieve Parent or Exchange Agent from promptly making the payments required by this Article II, and that no gain or losses on such investments will affect the cash payable to former holders of Shares pursuant to this Article II and following losses, if any, from any such investment, Parent will provide additional cash funds to the Exchange Agent, for the sole benefit of the former holders of Shares in an amount necessary to ensure that the funds available to the Exchange Agent are at all times maintained at a level sufficient to make such payments to former holders pursuant to this Article II, which additional funds will be held and disbursed in the same manner as the requisite cash funds initially deposited with Exchange Agent. Any interest and other income resulting from such investments will be the property of and will be promptly paid to Parent.

(i) Withholding Rights. Notwithstanding anything to the contrary contained in this Agreement, each of the parties and the Exchange Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax Law, as determined by the parties in good faith. To the extent that amounts are so deducted and withheld and paid over to or deposited with the proper Governmental Entity, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in customary form and amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and unpaid dividends and other distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

2.4. Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the First Effective Time that are held by any stockholder of the Company that is entitled to demand and properly demands appraisal of such stockholder’s Shares pursuant to, and that complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), but, instead, such holder will be entitled to such rights as are granted by Section 262. At the First Effective Time, all Dissenting Shares will no longer be outstanding and automatically will be canceled and will cease to exist, and, except as otherwise provided by Law, each holder of Dissenting Shares will cease to have any rights with respect to the Dissenting Shares, other than such rights as are granted under Section 262. Notwithstanding the foregoing, if any such holder of Dissenting Shares fails to validly perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then, in each case, the rights of such holder under Section 262 will cease, and such Dissenting Shares will be deemed to have been converted at the First Effective Time into, and will have become, the right to receive the Merger Consideration as provided in Section 2.1(a). The Company will not, except with the prior written consent of Parent, which consent may be given or withheld by Parent in its sole discretion, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or make an offer to settle with, any holder of Dissenting Shares regarding its exercise of dissenter’s rights prior to the First Effective Time. The Company will give Parent notice of any such demands prior to the First Effective Time, and Parent will have the right to participate in all negotiations and Actions with respect to any exercise by any holder of Dissenting Shares of dissenters’ rights.

2.5. Certain Adjustments. If between the date of this Agreement and the First Effective Time, the outstanding Shares or shares of Parent Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the Exchange Ratio and related provisions will be appropriately adjusted to provide to the holders of Shares and Parent Common Stock or the Company Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction, except, that (i) nothing in this Section 2.3 will be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement and (ii) cash dividends, share repurchases and grants of equity compensation in each case made in the ordinary course of business and in accordance with the terms hereof will not result in any adjustment to the Exchange Ratio.

2.6. Further Assurances. At and after the Second Effective Time, the officers and directors or managers, as applicable, of the Ultimate Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or Successor Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Parent or the Ultimate Surviving Corporation, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Parent and the Ultimate Surviving Corporation as a result of, or in connection with, the Mergers.

III. REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Company. Except as (x) set forth in any Company SEC Document filed with the Securities and Exchange Commission (the “SEC”) since January 1, 2014 and publicly available at least two Business Days prior to the date of this Agreement (as amended to the date of this Agreement, the “Company Filed SEC Documents”) (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature) (it being agreed that the exclusion in this clause (x) will not apply to the representations and warranties set forth in Section 3.1(c)) or (y) disclosed in the disclosure letter delivered by the Company to Parent concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure will be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), the Company represents and warrants to Parent, Merger Sub and Successor Sub as follows:

(a) Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered to or made available to Parent prior to the execution of this Agreement true and complete copies of any amendments to the Company’s Restated Certificate of Incorporation (the “Company Charter”) and the Company’s Third Amended and Restated Bylaws (the “Company Bylaws”) not filed as of the date of this Agreement with the Company Filed SEC Documents.

(b) Corporate Authority; Non-contravention. (i) The Company has the requisite power and authority to enter into this Agreement and, subject to the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, subject, in the case of the First Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting or relating to the availability and enforcement of creditors’ rights and remedies generally and by general principles of equity (such exception, the “Enforceability Exception”).

(ii) The Company Board, at a meeting duly called and held prior to the execution of this Agreement, has duly adopted resolutions (A) approving this Agreement, the Mergers and the other transactions contemplated hereby, (B) determining that the terms of the Mergers and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (C) recommending that the Company’s stockholders vote affirmatively to adopt this Agreement, and (D) declaring this Agreement advisable in accordance with Section 251(a) of the DGCL (the resolutions and determinations referred to in clauses (B), (C) and (D) of this sentence being hereafter referred to as the “Company Board Recommendation”), which resolutions have not, as of the date hereof, been withdrawn or modified.

(iii) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of the Company or any of its Subsidiaries, under (A) (1) the Company Charter or the Company Bylaws or (2) the comparable organizational documents of any of the Company’s Subsidiaries, (B) except as set forth on Section 3.1(b)(iii) of the Company Disclosure Letter, any Contract, permit, concession, franchise, license or similar authorization to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or their respective properties or assets are bound, or (C) subject to the governmental filings and other matters referred to in Section 3.1(b)(iv) below, any Law or Order applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(iv) Except as set forth on Section 3.1(b)(iv) of the Company Disclosure Letter, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body (a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or the compliance by the Company with the provisions of this Agreement, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and with any other Laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”), (B) the filing with the SEC of (1) a proxy statement relating to the Company Stockholders Meeting (such proxy statement, together with the proxy statement relating to the Parent Stockholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”), (2) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the First Merger, of which the Joint Proxy Statement will form a part (the “Form S-4”), and (3) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware, and appropriate documents with the relevant authorities of other jurisdictions in which the Company and Parent or their respective Subsidiaries are qualified to do business, (D) any filings required under the rules and regulations of the NYSE, and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Capital Structure. (i) The authorized capital stock of the Company consists of 500,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Common Stock, the “Company Capital Stock”), of which 250,000 shares have been classified as Series A Junior Participating Preferred Stock, par value $0.01 per share. At the close of business on December 10, 2015 (the “Measurement Date”), (A) 219,329,929 Shares were issued and outstanding (including the Company Restricted Stock Awards, but excluding shares described in the following clause (B)), (B) 42,397,195 Shares were held by the Company in its treasury or were held by wholly owned Subsidiaries of the Company, (C) no shares of Company Preferred Stock were issued and outstanding, (D) (1) 15,879,558 Shares were reserved and available for issuance upon conversion of the Company’s 1-7/8% senior subordinated convertible notes due 2018, (2) 6,804,536 Shares were reserved and available for issuance upon conversion of the Company’s 1- 1/2%

senior subordinated convertible notes due 2019 and (3) 13,825,854 Shares were reserved and available for issuance upon conversion of the Company’s 1-1/8% senior subordinated convertible notes due 2034, and (E) 13,000,000 Shares were reserved and available for issuance pursuant to the Company Equity Plans, of which amount (1) 123,538 Shares were underlying outstanding Company Options (which outstanding Company Options have a weighted average exercise price equal to $8.99), and (2) 6,342,340 Shares were underlying outstanding the Company Restricted Stock Awards.

(ii) All outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company that may be issued as permitted by this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth above and except for changes since the Measurement Date resulting from the issuance of Shares pursuant to the Company Options and the Company Restricted Stock Awards outstanding on the date hereof or issued after the date hereof in compliance with Section 4.1(a)(ii), (A) there are not issued or outstanding (1) any shares of capital stock or other voting securities of the Company, (2) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of the Company, or (3) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of the Company, and (B) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(iii) Except as set forth on Section 3.1(c)(iii) of the Company Disclosure Letter, there are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Interest of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(d) Subsidiaries. Except as set forth on Section 3.1(d) of the Company Disclosure Letter, all outstanding shares of capital stock of, or other Equity Interests in, each “Significant Subsidiary” (as defined in Rule 1-02(w) of SEC Regulation S-X) of the Company have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(e) SEC Documents; Financial Statements; Undisclosed Liabilities. (i) The Company and its Subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2013 (the “Company SEC Documents”). As of their respective dates (or, if amended, as of the date of such amendment), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Documents, and none of the Company SEC Documents when filed (or, if amended, as of the date of such amendment) and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii) The consolidated financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in the Company SEC Documents (the “Company Financial Statements”) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii) Except (A) as reflected or reserved against in the Company’s consolidated balance sheet as of September 30, 2015 (or the notes thereto) as included in the Company Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2015, and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(iv) Section 3.1(e)(iv) of the Company Disclosure Letter sets forth, as of November 30, 2015, the aggregate consolidated indebtedness for borrowed money or obligations under capital leases of the Company and its Subsidiaries (other than intercompany indebtedness).

(v) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the

Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.1(e)(v), “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(vi) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(vii) The internal controls over financial reporting of the Company and its Subsidiaries provide reasonable assurance regarding the reliability of the financial reporting of the Company and its Subsidiaries and the preparation of the financial statements of the Company and its Subsidiaries for external purposes in accordance with GAAP.

(viii) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company or the Company Subsidiaries. The Company has made available to Parent all such disclosures made by management to Parent’s auditors and audit committee of its Board of Directors.

(ix) The Company is in compliance, in all material respects, with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

(x) The Company is in compliance in all material respects, with the applicable criteria for continued listing of Company Common Stock on the NYSE, including all applicable corporate governance rules and regulations thereunder.

(f) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or Parent Stockholders Meeting that has become false or misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on or derived from information supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement. The information supplied by the Company for inclusion in the Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

(g) Absence of Certain Changes or Events. (i) From January 1, 2015 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, except in connection with this Agreement and the discussions, negotiations, actions and transactions related thereto.

(ii) Since December 31, 2014, (A) there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect and (B) except as set forth on Section 3.1(g)(ii)(B) of the Company Disclosure Letter, there has not been any action taken by the Company or its Affiliates that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of Section 4.1(a).

(h) Compliance with Law; Consumer Product Safety; Outstanding Orders. (i) The Company, its Subsidiaries and their respective employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of the Company and its Subsidiaries (the “Company Permits”), except where the failure to have any such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits and all applicable Laws relating to the Company and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Company Permit or Law, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No action, demand, requirement or investigation by any Governmental Entity and no Action by any Person, in each case with respect to the Company or any of its Subsidiaries or any of their respective properties, is pending or, to the Knowledge of the Company, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(ii) Except as set forth on Section 3.1(h)(ii) of the Company Disclosure Letter, since January 1, 2013, there has not been, and there is no pending or, to the Knowledge of the Company, threatened recall or, to the Knowledge of the Company, investigation of, or with respect to, any of the Company’s or its Subsidiaries’ product offerings required by the Consumer Product Safety Commission or any other Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, the Company has not received any written notice or, to the Company’s Knowledge, other communication from the Consumer Product Safety Commission or any other Governmental Entity of any actual or alleged violation of any Law governing product recalls, product safety, product defects, or the content of product materials or packaging and labeling of products that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(iii) Neither the Company nor any of its Subsidiaries, nor any assets used by the Company or its Subsidiaries in their respective businesses, are subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(i) Litigation. Except as set forth on Section 3.1(i) of the Company Disclosure Letter, there is no civil, criminal, administrative or arbitral claim, action, suit, proceeding or investigation (each, an “Action”) pending against or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(j) Company Benefit Plans and Labor Matters. (i) Section 3.1(j)(i) of the Company Disclosure letter sets forth a list of all material Company Benefit Plans. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan is in compliance with their terms and with all Laws, including the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code, the PPACA and federal securities laws. The Internal Revenue Service has determined that each Company Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and the Company is not aware of any event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no condition exists that is reasonably likely to subject the Company or any Company ERISA Affiliate to any direct or indirect liability under Title IV of ERISA (other than required minimum contributions to a Company Benefit Plan including any “multi-employer plan” as described in Section 4001(a)(3) of ERISA (a “Multi-Employer Plan”)) or to a civil penalty under Section 502(i) or 502(l) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to Company Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no “reportable event” as that term is defined in Section 4043 of ERISA has occurred with respect to any Company Benefit Plan within the last five years. To the Company’s Knowledge, except as set forth on Section 3.1(j)(i) of the Company Disclosure Letter, the Company and its ERISA Affiliates do not now and for the last five years have not been obligated to contribute to a Multi-Employer Plan or to any other plan described in Section 413 of the Code. There are no pending or, to the Knowledge of the Company, threatened, claims (other than routine claims for benefits or immaterial claims), or any Actions by or notice from a Governmental Entity by, on behalf of or against any Company Benefit Plan, any trusts related thereto, the Company or its ERISA Affiliates except where such claims or Actions would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii) Except as provided by this Agreement and set forth on Section 3.1(j)(ii) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) would reasonably be expected to (A) result in any “excess parachute payment” (within the meaning of Section 280G of the Code or any other material payment (including material severance, unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any current or former director or any current or former employee of the Company or any of its Subsidiaries, (B) materially increase any benefits otherwise payable under any Company Benefit Plan, (C) result in any material acceleration of funding or vesting of any such benefits, or (D) constitute a “change in control” or similar event for the purposes of any material Company Benefit Plan set forth on Section 3.1(j)(i) of the Company Disclosure letter.

(iii) No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(iv) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no (A) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or (B) lockout, strike, slowdown, work stoppage or, to the Knowledge of the Company, threat thereof by or with respect to any employees of the Company or any of its Subsidiaries.

(v) Since January 1, 2013, the Company and each of its Subsidiaries has complied with all Law relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, classification of employees and contractors, age and disability discrimination, the payment of withholding Taxes, and the termination of employment, except to the extent that noncompliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there are no complaints, charges or claims against the Company pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, the Company of any Person including Actions under the Workers Adjustment and Retraining Notification Act.

(vi) The transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Taxes. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(A) (1) all Tax Returns required to be filed by the Company and its Subsidiaries, have been timely filed (taking into account any extensions), (2) all such Tax Returns were true, complete and correct in all respects, (3) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by the Company and its Subsidiaries have been paid or adequate reserves have been recorded in the Company Financial Statements, (4) all Taxes of the Company and its Subsidiaries that are not yet due and payable have been adequately reserved for in the Company Financial Statements, and (5) the Company and its Subsidiaries have duly and timely withheld all Taxes required to be withheld in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or any Third Party, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose;

(B) no written Contract or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any Person, in each case, that remains in effect;

(C) (1) no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any of its Subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (2) no Taxing Authority has asserted in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any of its Subsidiaries may be liable with respect to income or other Taxes that has not been fully paid or finally settled, and Section 3.1(k)(i)(C) of the Company Disclosure Letter lists all material federal, state, local and non-U.S. Tax Returns of the Company or any of its Subsidiaries that are currently the subject of audit by any Governmental Entity or other Tax authority;

(D) neither the Company nor any of its Subsidiaries (1) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar Contract or arrangement (other than exclusively among the Company and its Subsidiaries), (2) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation), (3) has entered into a closing Contract pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of Law, or (4) has any liability for the payment of Taxes of any Person as a successor or transferee;

(E) none of the assets of the Company or any of its Subsidiaries is subject to any Lien for Taxes (other than Permitted Liens); and

(F) neither the Company nor any of its Subsidiaries has engaged in any listed transaction, or any reportable transaction that has not been properly disclosed on a Tax Return in accordance with Law, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax Law in any other jurisdiction.

(ii) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation”(within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) within the past two years or (B) that could otherwise constitute part of a “plan” or “series of related transactions”(within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(iii) Apart from any regular and normal dividend, the Company has not paid any dividend since January 31, 2012, in anticipation of, or to facilitate the Mergers, or as bargained-for consideration in the Mergers or any similar transaction involving the combination of the parties.

(iv) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact, Contract, plan or other circumstance that would reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

(l) Voting Requirements. The adoption of this Agreement by the affirmative vote at the Company Stockholders Meeting of the holders of a majority of the outstanding Shares (the “Company Stockholder Approval”) is the only vote of holders of any securities of the Company or its Subsidiaries necessary to adopt or approve this Agreement or the transactions contemplated by this Agreement.

(m) Takeover Statutes and Charter Provisions. (i) Assuming the correctness of Parent’s representation contained in Section 3.2(k)(ii), the Company Board has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar Law applies with respect to the Company or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no stockholder rights plan, “poison pill” antitakeover plan or similar agreement, plan or arrangement in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound. The Company has not, as of the date hereof, amended, waived or otherwise modified the terms of any standstill, confidentiality or similar agreement to which it is a party and which is currently in effect with respect to any possible merger, sale, business combination or similar extraordinary corporate transaction involving the Company and its Subsidiaries.

(ii) Neither the Company nor any of its “Affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of Parent, in each case as defined in Section 203 of the DGCL.

(n) Intellectual Property. (i) The Company and its Subsidiaries own, free and clear of all Liens, or have the right to use pursuant to valid Contracts or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(ii) The conduct of the Company’s and its Subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not interfere, infringe, misappropriate, dilute or violate any of the Intellectual Property rights of any Third Party, except for interferences, infringements, misappropriations, dilutions or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(iii) No Actions are pending or, to the Company’s Knowledge, threatened or otherwise adversely affecting the Intellectual Property rights of the Company, except for Actions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(iv) Since January 1, 2013, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect,

neither the Company nor any of its Subsidiaries has received any (A) written notice, claim or indemnification request asserting that the conduct of the Company’s and its Subsidiaries’ businesses infringes, misappropriates, violates or dilutes any of the Intellectual Property rights of any Third Party or (B) written request that the Company or any of its Subsidiaries take a license under any patents owned by a Third Party which such license would entail material obligations.

(v) To the Knowledge of the Company, no Third Party is interfering with, infringing upon, misappropriating, diluting, violating or otherwise coming into conflict with any Intellectual Property rights of the Company or any of its Subsidiaries, except for interferences, infringements, misappropriations, dilutions or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(o) Company Material Contracts. Section 3.1(o) of the Company Disclosure Letter lists the following Contracts to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or is otherwise bound, (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any Contract under which the Company or any of its Subsidiaries is licensee or licensor, or sub-licensee or sub-licensor of, or otherwise grants or is granted a right to use, register or acquire, any material Intellectual Property used or held for use in the business of the Company or its Subsidiaries, other than licenses to any shrink wrap, click wrap or other software that is generally commercially available and not customized, (iii) any Contracts relating to indebtedness for borrowed money in excess of $100,000,000 or any guarantee thereof (other than intercompany indebtedness), (iv) any non-competition Contract or Contract or obligation which purports to limit in any material respect the manner in which, or the localities in which, the businesses of the Company and its Subsidiaries, taken as a whole (or, for purposes of this Section 3.1(o), Parent and its Subsidiaries, taken as a whole, assuming the Mergers have taken place), is or would be conducted, other than in the ordinary course of business consistent with past practice, (v) any material joint venture or partnership Contract or Contract that provides for the sharing of revenues or expenses (other than an intercompany Contracts), (vi) other than such Contracts entered into in the ordinary course of business consistent with past practice, any purchase, sale or supply Contract that (A) contains volume requirements or commitments or exclusive or preferred purchasing arrangements, in each case, that are material to the Company and its Subsidiaries, taken as a whole, and (B) has more than one year remaining in the term of the Contract and is not terminable on notice of six months or less without material penalty or obligation to the Company or any of its Subsidiaries, (vii) any Contract entered into since January 1, 2010 and pursuant to which the Company or any of its Subsidiaries disposed of or acquired, or agreed to dispose of or acquire, a material business or, any amount of material assets by the Company or any of its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, including any “earn out” or other contingent payment obligations, (viii) any material hedge, collar, option, forward purchasing, swap, derivative or similar Contract, (ix) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires future payments in excess of $5 million, or (x) any amendment, supplement or modification of a Contract described in clauses (i) through (ix) or any binding commitment or binding agreement to enter into any of such Contract (all Contracts of the types described in clauses (i) through (x), collectively, the “Company Material Contracts”). The Company has delivered or made available to Parent, prior to the execution of this Agreement, true and complete copies of all the Company Material Contracts in effect as of the date of this Agreement. Each Company Material Contract is valid and binding on the Company (or, to the extent a Subsidiary of the Company is a party, such Subsidiary) and is in full force and effect, and the Company and each Subsidiary of the Company has in all material respects performed all obligations required to be performed by it to date under each Company Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received written notice of, any violation or default under (nor, to the Knowledge of the Company, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Company Material Contract. To the Knowledge of the Company, no Third Party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(p) Environmental Protection. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are and have been since January 1, 2013 in compliance with all Environmental Laws, including possession of and compliance with all permits, licenses, authorizations and approvals required under Environmental Laws for their respective operations and properties as currently conducted (“Company Environmental Permits”), and neither the Company nor any of its Subsidiaries has received any (A) communication alleging that the Company or any of its Subsidiaries has not complied with, or has any liability or obligation under, any Environmental Law or the Company Environmental Permits or (B) currently outstanding written request by any Governmental Entity for information pursuant to any Environmental Law, (ii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and there is no basis for any such claim, (iii) there has been no Release of or exposure to any Hazardous Material that could reasonably be expected to form the basis of a liability of or any Environmental Claim against the Company or any of its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries, (v) neither the Company nor any of its Subsidiaries has been named, identified or alleged in any written notice or claim received by the Company to be a responsible party or a potentially responsible party under CERCLA or any state Law based on, or analogous to, CERCLA, and (vi) neither the Company nor any of its Subsidiaries has pending, and, to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to result in, any Environmental Claim, in each such case, for the disposal or Release of Hazardous Materials at any site that is not owned or leased by the Company or any of its Subsidiaries.

(q) Anti-Corruption and Trade Sanctions. Except for such matters as have not, since January 1, 2013, resulted in, and would not reasonably be expected to result in, a material liability to or obligation of the Company and its Subsidiaries, taken as a whole:

(i) The Company and its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.) (the “Foreign Corrupt Practices Act”), the U.K. Bribery Act 2010 and other applicable foreign or domestic anti-Corruption or anti-Bribery Laws of similar import (collectively, “Anti-Corruption and Anti-Bribery Laws”), and any regulations promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). The Company and its Subsidiaries, directors, officers and employees, and, to the Knowledge of the Company, its agents and other Representatives acting on behalf of the Company or its Subsidiaries, have complied with the Foreign Corrupt Practices Act, applicable foreign or domestic Anti-Corruption and Anti-Bribery Laws, as well as OFAC regulations.

(ii) In connection with the Company’s and its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, there have been no voluntary disclosures under the Foreign Corrupt Practices Act.

(iii) The Company and its Subsidiaries, directors, officers and employees, and, to the Knowledge of the Company, its agents and other Representatives acting on behalf of the Company or its Subsidiaries, are not “specially designated nationals” or “blocked persons,” nor are they otherwise acting in any material violation of Law regarding trade sanctions, including OFAC regulations.

(iv) No Governmental Entity has notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of any applicable foreign or domestic Anti-Corruption and Anti-Bribery Laws.

(v) Neither the Company nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Entity and relating to the Company’s or its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, and to the Company’s Knowledge, there is no basis for any such audit, inspection, investigation, survey or examination of records by a Governmental Entity.

(vi) Neither the Company nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to the Company’s Knowledge, investigation, alleging noncompliance with the Foreign Corrupt Practices Act, nor, to the Company’s Knowledge, is there any basis for any such charge, indictment or investigation.

(vii) Neither the Company nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Foreign Corrupt Practices Act, nor to the Company’s Knowledge, is there any basis for any such proceeding.

(viii) Neither the Company nor any of its Subsidiaries nor their respective Affiliates, directors, officers or employees or, to the Knowledge of the Company, any agents or other Representatives acting on behalf of any of the foregoing have directly or indirectly:

(A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity;

(B) offered, promised, paid or delivered any fee, commission or other sum of money or anything of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Anti-Corruption and Anti-Bribery Laws; or

(C) taken any action or made any omission in material violation of the United States, 18 USC 1956 and 1957 and the Bank Secrecy Act, the USA PATRIOT Act, and its implementing regulations, 31 USC 5311, et seq. and 31 CFR Chapter X.

(ix) The Company and each of its Subsidiaries have at all times since January 1, 2013 conducted transactions in accordance with applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and all other applicable import/export controls of similar import in other countries in which the Company conducts business, including the International Traffic in Arms Regulations, the Trading With The Enemy Act, and International Emergency Economic Powers Act.

(r) Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) the Company and each of its Subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with Third Parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) there are no existing (or to the Knowledge of the Company, threatened) condemnation proceedings with respect to any such real property and (C) with respect to all such leased real property, the Company and each of its Subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither the Company nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(s) Opinion of Financial Advisor. The Company has received the oral opinion of Barclays Capital Inc. (the “Company Financial Advisor”), subsequently confirmed in writing and dated the date of this Agreement, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Merger Consideration to be offered to the holders of the Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly after the execution of this Agreement, the Company will furnish to Parent, solely for its informational purposes, a true and complete copy of the written opinion of the Company Financial Advisor.

(t) Brokers. Except for fees payable to the Company Financial Advisor and UBS Securities LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and complete copy of any Contract between the Company and the Company Financial Advisor pursuant to which the Company Financial Advisor could be entitled to any payment from the Company or any of its Subsidiaries relating to the transactions contemplated hereby.

(u) Insurance. The Company and its Subsidiaries have insurance policies in full force and effect with financially responsible insurance companies with respect to their respective assets, properties and business in such amounts, with such deductibles and against such risks and losses, as is reasonably prudent given the Company’s circumstances. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all material insurance policies and programs maintained by the Company or any of its Subsidiaries are in full force and effect and (ii) such policies provide coverage in such amounts and against such risks as is sufficient to comply with applicable Law. The Company and its Subsidiaries are in material compliance with the material terms of all material insurance policies and programs and have not failed to give any material notice or present any material claim under any insurance policy or programs within the time periods required. To the Knowledge of the Company, there are no pending notices of cancellation or non-renewal of any such insurance policy or programs nor has the termination of any such insurance policy and program been threatened in writing by the provider of such insurance.

(v) Affiliate Transactions. Except as set forth on Section 3.1(v) of the Company Disclosure Letter, there are no transactions or Contracts, between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s Affiliates (other than wholly owned Subsidiaries of the Company), on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act.

(w) No Additional Representations. The Company acknowledges that (i) neither Parent nor any other Person has made any representation or warranty, express or implied, as to Parent or any of Parent’s Subsidiaries or the accuracy or completeness of any information regarding Parent and Parent Subsidiaries furnished or made available to the Company and its Representatives, except as expressly set forth in this Agreement, (ii) the Company has not relied on any representation or warranty from Parent, any of Parent’s Subsidiaries or any other Person in determining to enter into this Agreement, except those representations and warranties expressly set forth in this Agreement, and (iii) no Person shall have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use, of any information, documents or material made available to the Company in any physical or electronic “data rooms,” management presentations or in any other form in expectation of the Mergers. Without limiting the generality of the foregoing, the Company acknowledges that none of Parent, Parent Subsidiaries nor any other Person has made any representation or warranty, express or implied, as to the accuracy, completeness or achievement of any financial projections, forecasts, cost estimates and capital budgets relating to Parent and its Subsidiaries and made available to the Company.

3.2. Representations and Warranties of Parent. Except as (x) set forth in any Parent SEC Document filed with the SEC since January 1, 2014 and publicly available at least two Business Days prior to the date of this Agreement (as amended to the date of this Agreement, the “Parent Filed SEC Documents”) (excluding any disclosures of risk in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature) (it being agreed that the exclusion in this clause (x) will not apply to the representations and warranties set forth in Section 3.2(c) or (y) disclosed in the disclosure letter delivered by Parent to the Company concurrently with or prior to the execution of this Agreement (the “Parent Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure will be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Parent, Merger Sub and Successor Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Parent and each of its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered to or made available to the Company prior to the execution of this Agreement true and complete copies of any amendments to Parent’s Restated Certificate of Incorporation (the “Parent Charter”) and Parent’s By-Laws (the “Parent Bylaws”) not filed as of the date of this Agreement with the Parent Filed SEC Documents.

(b) Corporate Authority; Non-contravention. (i) Parent has the requisite power and authority to enter into this Agreement and, subject to the Parent Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent, subject, in the case of the issuance of shares of Parent Common Stock in the First Merger, to the Parent Stockholder Approval. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exception.

(ii) The Parent Board, at a meeting duly called and held prior to the execution of this Agreement, has duly adopted resolutions (A) approving this Agreement, the Mergers and the other transactions contemplated hereby, (B) determining that the terms of the Mergers and the other transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, (C) recommending that Parent’s stockholders vote affirmatively to approve the issuance of Parent Common Stock in the First Merger, and (D) declaring this Agreement advisable in accordance with Section 251(a) of the DGCL (the resolutions and determinations referred to in clauses (B), (C) and (D) of this sentence being hereafter referred to as the “Parent Board Recommendation”), which resolutions have not, as of the date hereof, been withdrawn or modified.

(iii) The execution and delivery of this Agreement by each of Parent, Merger Sub and Successor Sub does not, and the consummation of the transactions contemplated hereby and compliance by each of Parent, Merger Sub and Successor Sub with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, under (A) (1) the Parent Charter or the Parent Bylaws or (2) the comparable organizational documents of any of Parent’s Subsidiaries, (B) except as set forth on Section 3.2(b)(iii) of the Parent Disclosure Letter, any Contract, permit, concession, franchise, license or similar authorization to which Parent or any of its Subsidiaries is a party or by which Parent, any of its Subsidiaries or their respective properties or assets are bound, or (C) subject to the governmental filings and other matters referred to in Section 3.2(b)(iv) below, any Law or Order applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (A)(1), (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(iv) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent, Merger Sub and Successor Sub, the consummation by Parent, Merger Sub and Successor Sub of the transactions contemplated hereby or the compliance by Parent, Merger Sub and Successor Sub with the provisions of this Agreement, except for (A) compliance with any applicable requirements of the Antitrust Laws, (B) the filing with the SEC of (1) the Joint Proxy Statement, (2) the Form S-4, and (3) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other jurisdictions in which the Company and Parent or their respective Subsidiaries are qualified to do business, (D) any filings required under the rules and regulations of the NYSE and such approvals of NYSE as may be required to permit the shares of Parent Common Stock that are to be issued in the First Merger to be listed on NYSE, and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Capital Structure. (i) The authorized capital stock of Parent consists of 800,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”), consisting of 10,000 shares without par value, and 9,990,000 shares, par value $1.00 per share. At the close of business on the Measurement Date, (A) 267,202,413 shares of Parent Common Stock were issued and outstanding (excluding shares described in the following clause (B)), (B) 21,709,026 shares of Parent Common Stock were held by Parent in its treasury or were held by wholly owned Subsidiaries of Parent, (C) no shares of Parent Preferred Stock were issued and outstanding, and (D) 53,225,240 shares of Parent Common Stock were reserved and available for issuance pursuant to Parent Equity Plans, of which amount (1) 1,193,375 shares of Parent Common Stock were underlying outstanding Parent Options (which outstanding Parent Options have a weighted average exercise price equal to $20.38) and (2) 4,493,323 shares of Parent Common Stock were underlying outstanding Parent RSU Awards.

(ii) All outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent that may be issued as permitted by this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth above and except for changes since the Measurement Date resulting from the issuance of shares of Parent Common Stock pursuant to Parent Options and Parent RSU Awards outstanding on the date hereof or issued after the date hereof in compliance with Section 4.1(b)(ii), (A) there are not issued or outstanding (1) any shares of capital stock or other voting securities of Parent, (2) any securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of Parent or (3) any warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of Parent and (B) there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

(iii) There are no voting trusts or other Contracts to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Interest of Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(d) Subsidiaries. All outstanding shares of capital stock of, or other Equity Interests in, each “Significant Subsidiary” (as defined in Rule 1-02(w) of SEC Regulation S-X) of Parent have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

(e) SEC Documents; Financial Statements; Undisclosed Liabilities. (i) Parent and its Subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2013 (the “Parent SEC Documents”). As of their respective dates (or, if amended, as of the date of such amendment), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Parent SEC Documents, and none of the Parent SEC Documents when filed (or, if amended, as of the date of such amendment) and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii) The consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents (the “Parent Financial Statements”) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii) Except (A) as reflected or reserved against in Parent’s consolidated balance sheet as of September 30, 2015 (or the notes thereto) as included in the Parent Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2015, and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(iv) Each of the principal executive officer of Parent and the principal financial officer of Parent (and each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.2(e)(iv), “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(v) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(vi) The internal controls over financial reporting of Parent and its Subsidiaries provide reasonable assurance regarding the reliability of the financial reporting of Parent and its Subsidiaries and the preparation of the financial statements of Parent and its Subsidiaries for external purposes in accordance with GAAP.

(vii) Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Parent or Parent Subsidiaries. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee of its Board of Directors.

(viii) Parent is in compliance, in all material respects, with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

(ix) Parent is in compliance, in all material respects, with the applicable criteria for continued listing of Parent Common Stock on the NYSE, including all applicable corporate governance rules and regulations thereunder.

(f) Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Parent’s stockholders or at the time of the Company Stockholders Meeting or Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or Parent Stockholders Meeting that has become false or misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on or derived from information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement. The information supplied by Parent for inclusion in the Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder.

(g) Absence of Certain Changes or Events. (i) From January 1, 2015 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, except in connection with this Agreement and the discussions, negotiations, actions and transactions related thereto.

(ii) Since December 31, 2014, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(h) Compliance with Law; Consumer Product Safety; Outstanding Orders. (i) Parent, its Subsidiaries and their respective employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Parent and its Subsidiaries (the “Parent Permits”), except where the failure to have any such Parent Permits, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits and all applicable Laws relating to Parent and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Parent Permit or Law, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. No action, demand, requirement or investigation by any Governmental Entity and no Action by any Person, in each case with respect to Parent or any of its Subsidiaries or any of their respective properties, is pending or, to the Knowledge of Parent, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(ii) Since January 1, 2013, there has not been, and there is no pending or, to the Knowledge of Parent, threatened recall or, to the Knowledge of Parent, investigation of, or with respect to, any of Parent or its Subsidiaries’ product offerings required by the Consumer Product Safety Commission or any other Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2013, Parent has not received any written notice or, to Parent’s Knowledge, other communication from the Consumer Product Safety Commission or any other Governmental Entity of any actual or alleged violation of any Law governing product recalls, product safety, product defects, or the content of product materials or packaging and labeling of products that, individually or in the aggregate, would reasonably expected to have a Parent Material Adverse Effect.

(iii) Neither Parent nor any of its Subsidiaries, nor any assets used by Parent or its Subsidiaries in their respective businesses, are subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(i) Litigation. There is no Action pending against or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(j) Voting Requirements. The affirmative vote of a majority of the votes cast at the Parent Stockholders Meeting for the issuance of shares of Parent Common

Stock in the First Merger (the “Parent Stockholder Approval”) is the only vote of holders of any securities of Parent or its Subsidiaries necessary to approve the issuance of such shares and the transactions contemplated by this Agreement.

(k) Takeover Statutes and Charter Provisions. (i) Assuming the correctness of the Company’s representation contained in Section 3.1(m)(ii), the Parent Board has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar Law applies with respect to Parent or any of its Subsidiaries in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby. There is no stockholder rights plan, “poison pill” antitakeover plan or similar agreement, plan or arrangement in effect to which Parent or any of its Subsidiaries is subject, party or otherwise bound. Parent has not, as of the date hereof, amended, waived or otherwise modified the terms of any standstill, confidentiality or similar agreement to which it is a party and which is currently in effect with respect to any possible merger, sale, business combination or similar extraordinary corporate transaction involving Parent and its Subsidiaries.

(ii) None of Parent, Merger Sub, Successor Sub nor any of their respective “Affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of Parent, in each case as defined in Section 203 of the DGCL.

(l) Intellectual Property. (i) Parent and its Subsidiaries own, free and clear of all Liens, or have the right to use pursuant to valid Contracts or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(ii) The conduct of Parent’s and its Subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not interfere, infringe, misappropriate, dilute or violate any of the Intellectual Property rights of any Third Party, except for interferences, infringements, misappropriations, dilutions or violations which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(iii) No Actions are pending or, to Parent’s Knowledge, threatened or otherwise adversely affecting the Intellectual Property rights of Parent, except for Actions that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(iv) Since January 1, 2013, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any (A) written notice, claim or indemnification request asserting that the conduct of Parent’s and its Subsidiaries’ businesses infringes, misappropriates, violates or dilutes any of the Intellectual Property rights of any Third Party or (B) written request that Parent or any of its Subsidiaries take a license under any patents owned by a Third Party which such license would entail material obligations.

(v) To the Knowledge of Parent, no Third Party is interfering with, infringing upon, misappropriating, diluting, violating or otherwise coming into conflict with any Intellectual Property rights of Parent or any of its Subsidiaries, except for interferences, infringements, misappropriations, dilutions or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(m) Environmental Protection. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries are and have been since January 1, 2013 in compliance with all Environmental Laws, including possession of and compliance with all permits, licenses, authorizations and approvals required under Environmental Laws for their respective operations and properties as currently conducted (“Parent Environmental Permits”), and neither Parent nor any of its Subsidiaries has received any (A) communication alleging that Parent or any of its Subsidiaries has not complied with, or has any liability or obligation under, any Environmental Law or Parent Environmental Permits or (B) currently outstanding written request by any Governmental Entity for information pursuant to any Environmental Law, (ii) there are no Environmental Claims pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries and there is no basis for any such claim, (iii) there has been no Release of or exposure to any Hazardous Material that could reasonably be expected to form the basis of a liability of or any Environmental Claim against Parent or any of its Subsidiaries, (iv) neither Parent nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against Parent or any of its Subsidiaries, (v) neither Parent nor any of its Subsidiaries has been named, identified or alleged in any written notice or claim received by Parent to be a responsible party or a potentially responsible party under CERCLA or any state Law based on, or analogous to, CERCLA, and (vi) neither Parent nor any of its Subsidiaries has pending, and, to Parent’s Knowledge, there are no facts or circumstances that could reasonably be expected to result in, any Environmental Claims, in each such case, for the disposal or Release of Hazardous Materials at any site that is not owned or leased by Parent or any of its Subsidiaries.

(n) Anti-Corruption and Trade Sanctions. Except for such matters as have not, since January 1, 2013, resulted in, and would not reasonably be expected to result in, a material liability to or obligation of Parent and its Subsidiaries, taken as a whole:

(i) Parent its Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Anti-Corruption and Anti-Bribery Laws, and any regulations promulgated by OFAC. Parent and its Subsidiaries, directors, officers and employees, and, to the Knowledge of the Company, its agents and other Representatives acting on behalf of the Company or its Subsidiaries, have complied with the Foreign Corrupt Practices Act, applicable foreign or domestic Anti-Corruption and Anti-Bribery Laws, as well as OFAC regulations.

(ii) In connection with Parent and its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, there have been no voluntary disclosures under the Foreign Corrupt Practices Act.

(iii) Parent and its Subsidiaries, directors, officers and employees, and, to the Knowledge of Parent, its agents and other Representatives acting on behalf of Parent or its Subsidiaries, are not “specially designated nationals” or “blocked persons,” nor are they otherwise acting in any material violation of Law regarding trade sanctions, including OFAC regulations.

(iv) No Governmental Entity has notified Parent or any of its Subsidiaries of any actual or alleged violation or breach of the Anti-Corruption and Anti-Bribery Laws.

(v) Neither Parent nor any of its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Entity and relating to Parent’s or its Subsidiaries’ compliance with the Foreign Corrupt Practices Act, and to Parent’s Knowledge, there is no basis for any such audit, inspection, investigation, survey or examination of records by a Governmental Entity.

(vi) Neither Parent nor any of its Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to Parent’s Knowledge, investigation, alleging noncompliance with the Foreign Corrupt Practices Act, nor, to Parent’s Knowledge, is there any basis for any such charge, indictment or investigation

(vii) Neither Parent nor any of its Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Foreign Corrupt Practices Act, nor to Parent’s Knowledge, is there any basis for any such proceeding.

(viii) Neither Parent nor any of its Subsidiaries nor their respective Affiliates, directors, officers or employees or, to the Knowledge of Parent, any agents or other Representatives acting on behalf of any of the foregoing have directly or indirectly:

(A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity;

(B) offered, promised, paid or delivered any fee, commission or other sum of money or anything of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Anti-Corruption and Anti-Bribery Laws;

(C) taken any action or made any omission in material violation of the United States, 18 USC 1956 and 1957 and the Bank Secrecy Act, the USA PATRIOT Act, and its implementing regulations, 31 USC 5311, et seq. and 31 CFR Chapter X.

(ix) Parent and each of its Subsidiaries have at all times since January 1, 2013 conducted transactions in accordance with all applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and all other applicable import/export controls of similar import in other countries in which Parent conducts business, including the International Traffic in Arms Regulations, the Trading With The Enemy Act and International Emergency Economic Powers Act.

(o) Opinion of Financial Advisor. Parent has received an oral opinion from each of Goldman, Sachs & Co. and Centerview Partners, LLC (each, a “Parent Financial Advisor”), subsequently confirmed in writing and dated the date of this Agreement, to the effect that as of such date, subject to the assumptions, limitations, qualifications and other matters set forth in each such opinion thereof, the Merger Consideration to be paid by Parent in the First Merger is fair, from a financial point of view, to Parent.

(p) Affiliate Transactions. There are no transactions or Contracts, between Parent or any of its Subsidiaries, on the one hand, and any of Parent’s Affiliates (other than wholly owned Subsidiaries of Parent), on the other hand, that would be required to be disclosed by Parent under Item 404 of Regulation S-K under the Securities Act.

(q) Merger Sub and Successor Sub. (i) Each of Merger Sub and Successor Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Prior to the date of this Agreement, Parent has delivered to or made available to the Company true and correct copies of the organizational documents of Merger Sub and Successor Sub.

(ii) Each of Merger Sub and Successor Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(iii) Each of Merger Sub and Successor Sub has the requisite corporate or other power and authority, as applicable, to enter into this Agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement by such Person and the consummation by such Person of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action, as applicable, on the part thereof. This Agreement has been duly executed and delivered by each of Merger Sub and Successor Sub and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes the legal, valid and binding obligation of each of Merger Sub and Successor Sub, enforceable against such Person in accordance with its terms, subject to the Enforceability Exception.

(iv) All outstanding shares of capital stock or other Equity Interests of Merger Sub and Successor Sub are, and all shares of capital stock or other Equity Interests of Merger Sub and Successor Sub that may be issued as permitted by this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares of capital stock or other Equity Interests of Merger Sub and Successor Sub are owned directly by Parent, free and clear of any Lien.

(v) Each of Merger Sub and Successor Sub has taken, and Parent has caused each of Merger Sub and Successor Sub to take, all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Mergers, to be approved and adopted, as applicable, by each of Merger Sub and its sole stockholder and Successor Sub and its sole stockholder for all required purposes under Law.

(r) Financing. Parent has, or will have prior to the Closing, readily available funds, whether cash on hand, immediate borrowing availability under its existing bank credit or loan agreements or other existing credit facilities (collectively, the “Existing Credit Facilities”) and the proceeds from the Financing, sufficient in the aggregate to pay, or cause Merger Sub to pay, the aggregate Cash Consideration due and payable to the holders of Common Stock in the First Merger under Section 2.1 and to the holders of Company Equity Awards under Section 2.1(b), to repay outstanding indebtedness of the Company required to be repaid in connection with or upon occurrence of the transactions contemplated by this Agreement and to pay any and all fees and expenses due and to become due and payable by Parent in respect of the Financing. Parent has delivered to the Company true, correct and complete copies of executed Debt Commitment Letters (with only the fees payable, market flex provisions, alternate transaction fee provisions and successful syndication amounts thereunder, which do not adversely affect conditions precedent to the initial funding of the Financing, redacted) from each Financing Source. As of the date of this Agreement, (i) the Debt Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to Parent’s Knowledge, the other parties thereto, enforceable in accordance with their terms, subject to the Enforceability Exception, (ii) there are no conditions precedent (including pursuant to “any “market flex” provisions in the related fee letters or otherwise) related to the funding (except for reductions expressly contemplated in the Debt Commitment Letters) of the Financing, other than the conditions precedent expressly set forth in the Debt Commitment Letters (such conditions precedent, the “Financing Conditions”), (iii) as of the date hereof, the Debt Commitment Letters have not been amended, restated or otherwise modified or waived in any manner, and no such amendment, restatement or other modification or waiver is contemplated or pending, and (iv) as of the date hereof, the respective commitments contained in the Debt Commitment Letters have not been withdrawn, terminated, reduced or rescinded in any respect and no such termination, reduction, withdrawal or recession is contemplated (except for reductions expressly contemplated in the Debt Commitment Letters). Assuming the accuracy of the representations and warranties of the Company made to Parent and the Company’s compliance with its obligations under this Agreement, as of the date hereof, Parent has no reason to believe that (A) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (B) the full amount (except for reductions expressly contemplated in the Debt Commitment Letters) of the Financing will not be made available to Parent on the Closing Date. There are no side letters, understandings or other agreements or arrangements relating to the Financing to which Parent or any of its Affiliates is a party as of the date hereof other than as expressly set forth in the Debt Commitment Letters furnished to the Company pursuant to this Section 3.2(r) (other than terms that have been redacted as provided above). All commitments and other fees required to be paid under the Debt Commitment Letters prior to the date of this Agreement have been paid in full. The aggregate net proceeds contemplated by the Debt Commitment Letters, together with cash on hand or borrowings under Existing Credit Facilities, will provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s cash payment obligations under this Agreement and under the Debt Commitment Letters (including the payment of the aggregate Cash Consideration and any fees and expenses of or payable by Parent, Merger Sub, Successor Sub, the First Surviving Corporation or the Ultimate Surviving Corporation in connection with the Mergers and the Financing, and payments required in respect of any required refinancings or repayments of existing indebted of the Company or any of its Subsidiaries). Parent acknowledges and agrees that its obligations hereunder, including its, Merger Sub’s and Successor Sub’s obligations to consummate the Mergers, are not subject to, or conditioned on, the funding of the Financing or the receipt of any financing.

(s) Parent Benefit Plans and Labor Matters. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each Parent Benefit Plan is in compliance with its terms and with all Laws, including ERISA, the Code, the PPACA and federal securities laws. The Internal Revenue Service has determined that each Parent Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and Parent is not aware of any event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, no condition exists that is reasonably likely to subject Parent or any Parent ERISA Affiliate to any direct or indirect liability under Title IV of ERISA (other than required minimum contributions to a Parent Benefit Plan, including any Multi-Employer Plan) or to a civil penalty under Section 502(i) or 502(l) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to Parent Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, no “reportable event” as that term is defined in Section 4043 of ERISA has occurred with respect to any Parent Benefit Plan within the last five years. To Parent’s Knowledge, except as set forth on Section 3.2(s)(i) of the Parent Disclosure Letter, Parent and its ERISA Affiliates do not now and for the last five years have not been obligated to contribute to a Multi-Employer Plan or to any other plan described in Section 413 of the Code. There are no pending or, to the Knowledge of Parent, threatened, claims (other than routine claims for benefits or immaterial claims), or any Actions by or notice from a Governmental Entity by, on behalf of or against any Parent Benefit Plan, any trusts related thereto, Parent or its ERISA Affiliates except where such claims or Actions would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(ii) Except as provided by this Agreement, and set forth on Section 3.2(s)(ii) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) would reasonably be expected to (A) result in any “excess parachute payment” (within the meaning of Section 280G of the Code or any other material payment (including material severance, unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any current or former director or any current or former employee of Parent or any of its Subsidiaries, (B) materially increase any benefits otherwise payable under any Parent Benefit Plan, (C) result in any material acceleration of the funding or vesting of any such benefits, or (D) constitute a “change in control” or similar event for the purposes of any material Parent Benefit Plan.

(iii) No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Parent or any of its Subsidiaries as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(iv) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there is no (A) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or (B) lockout, strike, slowdown, work stoppage or, to the Knowledge of Parent, threat thereof by or with respect to any employees of Parent or any of its Subsidiaries.

(v) Since January 1, 2013, Parent and each of its Subsidiaries has complied with all Law relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, classification of employees and contractors, age and disability discrimination, the payment of withholding Taxes, and the termination of employment, except to the extent that noncompliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, there are no complaints, charges or claims against Parent pending or, to the Knowledge of Parent, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, Parent of any Person including Actions under the Workers Adjustment and Retraining Notification Act.

(vi) The transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Parent or any of its Subsidiaries, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(t) Taxes. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(A) (1) all Tax Returns required to be filed by Parent and its Subsidiaries, have been timely filed (taking into account any extensions), (2) all such Tax Returns were true, complete and correct in all respects, (3) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Parent and its Subsidiaries have been paid or adequate reserves have been recorded in the Parent Financial Statements, (4) all Taxes of Parent and its Subsidiaries that are not yet due and payable have been adequately reserved for in the Parent Financial Statements, and (5) Parent and its Subsidiaries have duly and timely withheld all Taxes required to be withheld in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or any Third Party, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose;

(B) no written Contract or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Parent or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any Person, in each case, that remains in effect;

(C) (1) no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Parent or any of its Subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (2) no Taxing Authority has asserted in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Parent or any of its Subsidiaries may be liable with respect to income or other Taxes that has not been fully paid or finally settled, and Section 3.2(t)(i)(C) of the Parent Disclosure Letter lists all federal, state, local and non-U.S. material Tax Returns of Parent or any of its Subsidiaries that are currently the subject of audit by any Governmental Entity or other Tax authority;

(D) neither Parent nor any of its Subsidiaries (1) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar Contract or arrangement (other than exclusively among Parent and its Subsidiaries), (2) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which Parent is the common parent corporation), (3) has entered into a closing Contract pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of Law, or (4) has any liability for the payment of Taxes of any Person as a successor or transferee;

(E) none of the assets of Parent or any of its Subsidiaries is subject to any Lien for Taxes (other than Permitted Liens); and

(F) neither Parent nor any of its Subsidiaries has engaged in any listed transaction, or any reportable transaction that has not been properly disclosed on a Tax Return in accordance with Law, within the meaning of Sections 6011, 6111 and 6112 of the Code or any similar provision of Tax Law in any other jurisdiction.

(ii) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation”(within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) within the past two years or (B) that could otherwise constitute part of a “plan” or “series of related transactions”(within the meaning of Section 355(e) of the Code) in connection with the Mergers.

(iii) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact, Contract, plan or other circumstance that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(u) Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (A) Parent and each of its Subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with Third Parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) there are no existing (or to the Knowledge of Parent, threatened) condemnation proceedings with respect to any such real property and (C) with respect to all such leased real property, Parent and each of its Subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Parent nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(v) Parent Material Contracts. Parent has filed with the SEC each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the

SEC) in effect as of the date of this Agreement and pursuant to which Parent or one of its Subsidiaries has any continuing obligations (all such Contracts, the “Parent Material Contracts”). Each Parent Material Contract is valid and binding on Parent (or, to the extent a Subsidiary of Parent is a party, such Subsidiary) and is in full force and effect, and Parent and each Subsidiary of Parent has in all material respects performed all obligations required to be performed by it to date under each Parent Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default under (nor, to the Knowledge of Parent, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Parent Material Contract. To the Knowledge of Parent, no Third Party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(w) Brokers. Except for fees payable to the Parent Financial Advisors, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

(x) Insurance. Parent and its Subsidiaries have insurance policies in full force and effect with financially responsible insurance companies with respect to their respective assets, properties and business in such amounts, with such deductibles and against such risks and losses, as is reasonably prudent given Parent’s circumstances. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) all material insurance policies and programs maintained by Parent or any of its Subsidiaries are in full force and effect and (ii) such policies provide coverage in such amounts and against such risks as is sufficient to comply with applicable Law. Parent and its Subsidiaries are in compliance with the material terms of all material insurance policies and programs and have not failed to give any material notice or present any material claim under any insurance policy or programs within the time periods required. To the Knowledge of Parent, there are no pending notices of cancellation or non-renewal of any such insurance policy or programs nor has the termination of any such insurance policy and program been threatened in writing by the provider of such insurance.

(y) No Additional Representations. Parent acknowledges that (i) neither the Company, the Company’s Subsidiaries or any other Person has made any representation or warranty, express or implied, as to the Company or any of the Company’s Subsidiaries or the accuracy or completeness of any information regarding the Company and the Company’s Subsidiaries furnished or made available to Parent and its Representatives, except as expressly set forth in this Agreement, (ii) Parent has not relied on any representation or warranty from the Company, any of the Company’s Subsidiaries or any other Person in determining to enter into this Agreement, except those representations and warranties expressly set forth in this Agreement, and (iii) no

Person shall have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent, or Parent’s use, of any information, documents or material made available to Parent in any physical or electronic “data rooms,” management presentations or in any other form in expectation of the Mergers. Without limiting the generality of the foregoing, Parent acknowledges that none of the Company, the Company’s Subsidiaries nor any other Person has made any representation or warranty, express or implied, as to accuracy, completeness or achievement of any financial projections, forecasts, cost estimates and capital budgets relating to the Company and its Subsidiaries made available to Parent.

IV. COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1. Conduct of Business.

(a) Conduct of Business by the Company. Except as set forth in Section 4.1(a) of the Company Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Law or as consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the First Effective Time, the Company will, and will cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use commercially reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those Persons having business dealings with them; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by the following sentence will be deemed to be a breach of this sentence unless such action would constitute a breach of the following sentence. Except as set forth in Section 4.1(a) of the Company Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Law or as consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed with respect to matters specifically addressed in Section 4.1(a)(iii), (iv), (v), (vi), (vii), (ix), (x), (xii), (xiii) (xvi), and, to the extent related to the foregoing, (xvii)), during the period from the date of this Agreement to the First Effective Time, the Company will not, and will not permit any of its Subsidiaries to:

(i) (A) other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its direct or indirect parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any Contract with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants, options or stock appreciation rights to acquire any such shares or other securities (other than the acquisition of shares from a holder of a Company Equity Award in satisfaction of withholding obligations or in payment of the exercise or reference price in accordance with the terms thereof as in effect on the date hereof or in connection with the forfeiture of any rights, options or stock appreciation rights granted under a Company Equity Plan);

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) the Company Equity Awards granted in the ordinary course of business consistent with past practice, not to exceed those amounts set forth on Section 4.1(a)(ii) of the Company Disclosure Letter, (B) in connection with the settlement of equity compensation granted prior to the date of this Agreement under Company Benefit Plans as in effect on the date hereof, (C) as required by any Company Benefit Plan as in effect on the date hereof, (D) upon conversion or exchange of debt or registered securities outstanding prior to the Measurement Date and disclosed in any Company Filed SEC Document, or (E) the Company Equity Awards to be granted as set forth on Section 4.1(a)(ii) of the Company Disclosure Letter;

(iii) license, grant any rights to or transfer any of the material Intellectual Property owned or, used or held for use by the Company or its Subsidiaries, other than grants of non-exclusive licenses in the ordinary course of business consistent with past practice;

(iv) abandon, cancel, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any of the material Intellectual Property owned or, used or held for use by the Company or its Subsidiaries;

(v) other than in the ordinary course of business consistent with past practice (A) amend, renew, terminate or waive in any material respect any Company Material Contract, except for amendments or renewals without material adverse changes, material additions or material deletions of terms, or (B) enter into any new Contract that would be required to be listed in Section 3.1(o) of the Company Disclosure Letter had such Contract been in effect on the date of this Agreement;

(vi) (A) acquire an interest in any real property, whether through purchase, lease or otherwise, (B) enter into any joint venture or analogous transaction, (C) merge with or enter into a consolidation with or otherwise acquire any interest in any Person, or acquire a substantial portion of the assets or business of any Person (or any division or line of business thereof), (D) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, or (E) enter into any new line of business, except (1) in the case of clauses (A), (B), and (C) (but specifically excluding any merger or consolidation of the Company with any other Person under clause (C)) (x) transactions involving only direct or indirect wholly owned Subsidiaries of the Company and (y) guarantees permitted under Section 4.1(a)(vi) and (2) in the case of clause (A), leases in the ordinary course of business;

(vii) (A) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or material properties of the Company or any of its Subsidiaries or (B) mortgage or pledge any material assets or material properties of the Company or any of its respective Subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations, (3) consummating a transaction previously disclosed in any Company Filed SEC Document, or (4) sales or other dispositions in one or more transactions with respect to which the greater of the aggregate consideration or fair market value does not exceed $7.5 million;

(viii) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another Person, enter into any Contract to maintain any financial statement condition of another Person, enter into any capital lease or other arrangement having the economic effect of any of the foregoing, or enter into any other guarantees or assurances against future performance or loss, except (A) indebtedness incurred in the ordinary course of business and consistent with past practice under the Company’s current borrowing Contracts or any refinancing thereof, (B) any inter-company indebtedness solely involving the Company or its direct or indirect wholly owned Subsidiaries, (C) as required by Contracts in effect on the date hereof or entered into in the ordinary course of business, or (D) guarantees by the Company of indebtedness of its Subsidiaries or guarantees by its Subsidiaries of the Company and its other Subsidiaries, which indebtedness is incurred in compliance with this Section 4.1(a)(viii);

(ix) waive, release, assign, settle or compromise any pending or threatened Action which (A) is material to the business of the Company and its Subsidiaries, taken as a whole, (B) otherwise involves the payment by the Company of an amount in excess of $5,000,000 (excluding any amounts that may be paid under insurance policies), other than settlements or compromises of any pending or threatened Action reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of September 30, 2015 included in the Company Filed SEC Documents, or (C) involves any admission of criminal wrongdoing;

(x) except as required by any Company Benefit Plan in effect on the date of this Agreement or as required by Law, (A) increase any compensation or benefit to, or enter into or amend any employment, change-in-control or severance Contract with, any director, officer or other employee, other than, with respect to employees who are not directors, officers or employees at the level of Senior Vice President or above, increases in compensation or benefits in the ordinary course of business consistent with past practice, (B) grant any material bonuses, other than performance-based bonuses in the ordinary course of business consistent with past practice, to any director, officer or other employee, (C) enter into or adopt any new material Company Benefit Plan (including any stock option, stock benefit or stock purchase plan) or amend or modify, in a manner that would materially increase costs to the Company, any existing Company Benefit Plan or accelerate the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any director, officer or other employee, (D) grant to any director, officer or other employee any right to receive, or pay to any director, officer or other employee, any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice), or (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any director, officer or other employee; provided, however, that each of the Company and Parent will designate one or more Persons to serve as point people for purposes of efficiently and expeditiously discussing and considering requests for consent or waivers under this Section and any such additional requests therefor made by the Company;

(xi) change any of its financial or Tax accounting policies or procedures currently in effect, except (A) as required by GAAP, SEC Regulation S-X, or a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Law;

(xii) make (except for elections made in the ordinary course of business) or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund or take any action that would require filing of a “gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income Tax purposes;

(xiii) other than as reasonably determined by the Company to likely be necessary to maintain value and functionality of the Company’s facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), make aggregate capital expenditures that are greater than the aggregate amount of the Company’s budgeted capital expenditures set forth in Section 4.1(a)(xiv) of the Company Disclosure Letter;

(xiv) amend the Company Charter or the Company Bylaws or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device that would apply to the Mergers;

(xv) enter into any transaction or Contract between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s Affiliates (other than wholly owned Subsidiaries of the Company), on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act;

(xvi) enter into, or amend or modify in any material respect, any collective bargaining Contract, card check neutrality/labor peace Contract or accretion provisions with any labor union; or

(xvii) authorize, or commit or agree to take, any of the foregoing actions.

(b) Conduct of Business by Parent. Except as set forth in Section 4.1(b) of the Parent Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Law or as consented to by the Company in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the First Effective Time, Parent will, and will cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use commercially reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those Persons having business dealings with them; provided however, that no action by Parent or any of its Subsidiaries with respect to matters specifically addressed by the following sentence or contemplated by the Financing Agreements will be deemed to be a breach of this sentence unless such action would constitute a breach of the following sentence. Except as set forth in Section 4.1(b) of the Parent Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Law or as consented to by the Company in writing (such consent not to be unreasonably withheld, conditioned or delayed with respect to matters specifically addressed in Sections 4.1(b)(i)(B), (i)(C), (ii), (iii), (iv), (v), (vi), (vii) and, to the extent related the foregoing Section 4.1(b)(ix)), during the period from the date of this Agreement to the First Effective Time, Parent will not, and will not permit any of its Subsidiaries to:

(i) (A) other than (1) any regular quarterly cash dividend made by Parent in accordance with its existing dividend policy in an amount up to $0.19 per share of Parent Common Stock for any such quarterly dividend, subject to periodic increases in such amount as determined by the Parent Board consistent with past practice, and (2) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly owned Subsidiary of Parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any Contract with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of Parent

Common Stock or any other securities thereof or any rights, warrants, options or stock appreciation rights to acquire any such shares or other securities (other than (1) the acquisition of shares from a holder of a Parent equity award in satisfaction of withholding obligations or in payment of the exercise or reference price in accordance with the terms thereof as in effect on the date hereof or in connection with the forfeiture of any rights, options or stock appreciation rights granted under a Parent Equity Plan and (2) repurchases of shares of capital stock of Parent as determined by the Parent Board consistent with past practice or in connection with a structured Accelerated Share Repurchase program announced prior to the date of this Agreement);

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, in each case other than (A) Parent equity awards granted in the ordinary course of business consistent with past practice, (B) in connection with the settlement of equity compensation granted prior to the date of this Agreement under the Parent Benefit Plans as in effect on the date hereof, (C) as required by any Parent Benefit Plan as in effect on the date hereof, (D) upon conversion or exchange of debt or registered securities outstanding prior to the Measurement Date and disclosed in any Parent Filed SEC Document, or (E) issuances, deliveries, sales, pledges or encumbrances to, or Liens in favor of, Parent or any wholly owned Subsidiary of Parent or otherwise in connection with an internal reorganization pursuant to a Contract entered into prior to the date hereof;

(iii) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another Person, enter into any Contract to maintain any financial statement condition of another Person, enter into any arrangement having the economic effect of any of the foregoing, or enter into any other guarantees or assurances against future performance, in each case, which would be reasonably likely to result in a Debt Rating Failure;

(iv) change in any material respect any of its material financial or Tax accounting policies or procedures currently in effect, except (A) as required by GAAP, SEC Regulation S-X, or a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Law;

(v) (A) merge with or enter into a consolidation with or otherwise acquire any interest in any Person, or acquire a substantial portion of the assets or business of any Person, or any division or line of business thereof, in each case, other than a transaction pursuant to a Contract entered into prior to the date hereof or any other transaction in which the aggregate consideration paid does not exceed $5 million, or (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, except in the case of clauses (A) and (B) (but specifically excluding any merger on consolidation of Parent with any other Person under clause (B)) (x) transactions involving only direct or indirect wholly owned Subsidiaries of Parent and (y) guarantees permitted under Section 4.1(b)(iii);

(vi) (A) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any material assets or material properties of Parent or any of its Subsidiaries or (B) mortgage or pledge any material assets or material properties of Parent or any of its respective Subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations, (3) consummating a transaction previously disclosed in any Parent Filed SEC Document, or (4) sales or other dispositions in one or more transactions with respect to which the greater of the aggregate consideration or fair market value does not exceed $5 million;

(vii) amend the Parent Charter or the Parent Bylaws or the organizational documents of Merger Sub or Successor Sub (other than amendments to the organizational documents of Merger Sub or Successor Sub as may be necessary effect the transactions contemplated by this Agreement) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device that would apply to the Mergers;

(viii) take any actions, or cause to be taken any actions, that would reasonably be expected to prevent or materially delay or impede Parent’s compliance with the covenants, agreements or obligations set forth in Section 5.13; or

(ix) authorize, or commit or agree to take, any of the foregoing actions.

(c) Control of Other Party’ s Business. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control the Company or any of its Subsidiaries or direct the business or operations of the Company or any of its Subsidiaries prior to the First Effective Time. Nothing contained in this Agreement will give the Company, directly or indirectly, the right to control Parent or any of its Subsidiaries or direct the business or operations of Parent or any of its Subsidiaries prior to the First Effective Time. Prior to the First Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Parent or the Company in violation of any rule, regulation or policy of any Governmental Entity or Law.

4.2. No Solicitation by the Company.

(a) Termination of Existing Discussions. The Company, each of its Subsidiaries, and the respective directors, officers, employees and controlled Affiliates of the Company and of each of its Subsidiaries will, and the Company will cause each of its and its controlled Affiliates’ Representatives to, immediately cease and cause to be terminated all discussions and negotiations and access to nonpublic information (including procuring the destruction or return of such information) with, to or by any Person (other than Parent and its Subsidiaries) regarding any Company Alternative Proposal if any such discussions or negotiations have occurred or are currently pending, and to the extent any such access heretofore has been granted.

(b) Prohibition on Soliciting Activities. Except as expressly permitted by this Section 4.2, until the earlier of the First Effective Time and the termination of this Agreement, the Company will not, nor will it authorize or permit any of its Representatives or permit any of its controlled Affiliates or any of their Representatives to, and the Company will instruct and use commercially reasonable efforts to cause each of its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by means of furnishing any information regarding the Company or its Subsidiaries) any inquiries regarding, or the making, announcement or submission of, any expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Alternative Proposal, (ii) enter into any Contract (whether binding, non-binding, conditional or otherwise) with respect to any Company Alternative Proposal, (iii) other than with respect to Parent and its Subsidiaries and the Confidentiality Agreement, fail to enforce, release any Person from or waive or render inapplicable, the provisions of any confidentiality, standstill or other similar Contract currently in effect to which the Company or any of its Subsidiaries is a party with respect to a Company Alternative Proposal, (iv) “opt out” of or waive, or take any action to render inapplicable to any Person (other than Parent and its Subsidiaries) or any Company Alternative Proposal, the provisions of any Anti-Takeover Laws, or (v) engage in, continue or participate in any discussions or negotiations with any Person (except solely to notify such Person of the existence of the provisions of this Section 4.2 and, to the extent necessary, to obtain clarification of the terms of any such expression of interest, proposal or offer), with respect to any such expression of interest, proposal or offer, or (vi) provide any nonpublic information or access to the business, properties, assets, liabilities, books or records of the Company or any of its Subsidiaries to any Person (or any Representative of any Person) who has made, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Alternative Proposal. The Company will be responsible for any action or inaction taken by its or its controlled Affiliates’ Representatives relating to any matters contemplated by this Section 4.2(b).

(c) Discussions Permitted in Certain Circumstances. Notwithstanding anything to the contrary contained in this Agreement, including Section 4.2(b), if at any time prior to obtaining the Company Stockholder Approval, the Company receives from any Person a written expression of interest, proposal or offer that the Company Board determines in good faith, After Consultation, constitutes or is reasonably expected to lead to, a Company Superior Proposal that did not result from a breach of Sections 4.2(a) or 4.2(b), then, subject to compliance with this Section 4.2, the Company and its Representatives will be permitted to (i) furnish, pursuant to an Acceptable Confidentiality Agreement (a copy of which is promptly provided to Parent), information with respect to the Company and its Subsidiaries to the Person making such expression of interest, proposal or offer and to such Person’s Representatives and (ii) participate in discussions and negotiations with such Person and its Representatives regarding any such expression of interest, proposal or offer. The Company will make available to Parent copies of all material nonpublic information (to the extent that such nonpublic information has not previously been made available to Parent) that is made available to any such Person in accordance with the preceding sentence prior to or substantially concurrently with the time it is first made available to such Person.

(d) Company Board Recommendation. Except as expressly permitted by Section 4.2(e), neither the Company Board nor any committee thereof will: (i) fail to include in the Joint Proxy Statement the Company Board Recommendation or otherwise fail to make the Company Board Recommendation; (ii) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation; (iii) take any formal action or make any recommendation or public announcement or filing in response to a tender or exchange offer commenced by any Person(s), other than an express recommendation (made pursuant to Rule 14e-2(a)(1) under the Exchange Act) that the holders of the Common Stock reject such tender or exchange offer, or a temporary “stop-look-listen” communication by the Company Board (made pursuant to Rule 14d-9(f) under the Exchange Act); (iv) fail to publicly recommend against a Company Alternative Proposal, or fail to publicly reaffirm the Company Board Recommendation, in each case, within 10 Business Days after any written request of Parent to do so subsequent to any public announcement by any Person of a Company Alternative Proposal that has not been withdrawn prior to Parent’s request; or (v) enter into, approve, adopt or recommend, or resolve or propose publicly to enter into, approve, adopt or recommend any Company Alternative Proposal or any letter of intent, agreement-in-principle, expression of interest, term sheet, heads of agreement, merger agreement, acquisition or business combination agreement, asset sale or transfer agreement, restructuring, reorganization or recapitalization agreement, option agreement, joint venture agreement, partnership agreement, or other Contract providing for or relating to a Company Alternative Proposal (other than an Acceptable Confidentiality Agreement) (any action in clause (i) through (v) being hereafter referred to as, a “Company Adverse Recommendation Change”).

(e) Change in Recommendation Permitted in Certain Circumstances. Prior to obtaining the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change solely in the manner and to the extent hereafter expressly set forth in this Section 4.2(e) in response to (x) a Company Superior Proposal that did not result from a violation of this Section 4.2 or (y) a Company Intervening Event, in each case only if the Company Board determines in good faith, After Consultation, that a failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Law. Notwithstanding any other provision of this Agreement, at no time may the Company make a Company Adverse Recommendation Change, unless: (i) the Company notifies Parent in writing of its intention to duly convene a meeting of the Company Board to consider making a Company Adverse Recommendation Change, which notice to Parent must be delivered by the Company within 24 hours after the Company determines to convene such meeting, but in any case, not less than five Business Days before such meeting is convened, and which notice will include, (x) if the meeting of the Company Board at which a Company Adverse Recommendation Change is to be considered is in response to a Company Superior Proposal, the identity of the Person making the Company Superior Proposal and a true and complete copy of all documentation comprising the most current version of such Company Superior Proposal (including all proposed transaction agreements, including exhibits and schedules) or (y) if the meeting of the Company Board at which a proposed Company Adverse Recommendation Change is to be considered is in response to a Company Intervening Event, a detailed description of all underlying facts, conditions and circumstances giving rise to the occurrence and continued existence of the Company Intervening Event, (ii) for five Business Days following receipt by Parent of such notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives with respect to any proposal from Parent to amend or modify the terms of this Agreement (to the extent Parent has notified the Company that it so desires to negotiate such amendment or modification), and (iii) if the meeting of the Company Board at which a proposed Company Adverse Recommendation Change is to be considered is in response to (x) a Company Superior Proposal, Parent does not make, within such five-Business Day period, a binding offer in the form of a proposed definitive amendment to this Agreement (which, if accepted by the Company, will become a binding agreement among Parent, Merger Sub, Successor Sub and the Company) that, as determined by the Company Board in good faith, After Consultation, has caused such Company Alternative Proposal to no longer be a Company Superior Proposal (provided that any proposed amendment or modification to the material terms of a Company Superior Proposal by any Person who previously submitted the same to the Company will require a new written notice to Parent from the Company and a three-Business Day period notice and negotiation period thereupon will commence under this Section 4.2(e)), or (y) a Company Intervening Event, Parent does not make, within such five-Business Day period, a binding offer in the form of a proposed definitive amendment to this Agreement (which, if accepted by the Company, will become a binding agreement among Parent, Merger Sub, Successor Sub and the Company) that, as determined by the Company Board in good faith, After Consultation, obviates the need for the Company Board to make the Company Adverse Recommendation Change. For purposes of clarification and certainty, under no circumstances will the Company be permitted to terminate this Agreement in respect of a Company Superior Proposal unless it concurrently complies in all respects with the requirements of this Section 4.2(e) and Section 7.1(h), and under no circumstances will the Company be permitted to terminate this Agreement solely in respect of, or following any Company Adverse Recommendation Change made by the Company Board solely in response to, a Company Intervening Event. The Company, Parent, Merger Sub and Successor Sub each hereby expressly confirm and agree that the immediately preceding sentence of this Section 4.2(e), to the extent that it relates to the Company Adverse Recommendation Change solely in response to or in respect of a Company Intervening Event, has been agreed to for all purposes of Section 146 of the DGCL.

(f) Required Notices. The Company will notify Parent or its Representatives, in writing, promptly (and in any event not later than one Business Day)

after it receives or otherwise becomes aware of any Company Alternative Proposal or any written inquiry that could reasonably be expected to lead to a Company Alternative Proposal, which notice must include a description of the material terms of such proposal and the identity of the Person making such proposal, and the Company will keep Parent reasonably informed of the status of any such proposal (including any material changes, modifications or amendments thereto). The Company will promptly provide to Parent (and in any event not later than one Business Day after receipt or delivery thereof) all drafts of Contracts relating to any Company Alternative Proposal and any written proposals containing any material terms of a Company Alternative Proposal. The terms and existence of any such Company Alternative Proposal, and the identity of such Person, will be subject to the terms of the Confidentiality Agreement.

(g) Disclosures Under the Law. Nothing contained in this Section 4.2 or elsewhere in this Agreement will prohibit the Company Board from (i) taking and disclosing to the holders of Common Stock a position contemplated by Rule 14d-9 or Rule 14e-2(a), or Item 1012(a) of Regulation M-A, under the Exchange Act, or (ii) making any disclosure to the holders of Common Stock under applicable Law if the Company Board determines in good faith, After Consultation, that the failure to do so would violate applicable Law (including the fiduciary duties of the Company’s directors under applicable Law), provided, however, that nothing in this Section 4.2(g) permits the Company to make a Company Adverse Recommendation Change except in the manner and to the extent expressly permitted by Section 4.2(e), and it is hereby acknowledged and agreed that a factually accurate public statement by the Company that describes only the Company’s receipt of a Company Alternative Proposal and the operation of the provisions of Section 4.2 and 7.1(h) of this Agreement, will not be deemed to be a Company Adverse Recommendation Change (if, and only if, such public statement expressly reaffirms the Company Board Recommendation as of the date of such public statement).

4.3. No Solicitation by Parent.

(a) Termination of Existing Discussions. Parent, each of its Subsidiaries, and the respective directors, officers, employees and controlled Affiliates of Parent and of each of its Subsidiaries will, and Parent will cause each of its and its controlled Affiliates’ Representatives to, immediately cease and cause to be terminated all discussions and negotiations and access to nonpublic information (including procuring the destruction or return of such information) with, to or by any Person (other than the Company and its Subsidiaries) regarding any Parent Alternative Proposal if any such discussions or negotiations have occurred or are currently pending, and to the extent any such access heretofore has been granted.

(b) Prohibition on Soliciting Activities. Except as expressly permitted by this Section 4.3, until the earlier of the First Effective Time and the termination of this Agreement, Parent will not, nor will it authorize or permit any of its Representatives or permit any of its controlled Affiliates or any of their Representatives to, and Parent will instruct and use commercially reasonable efforts to cause each of its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate

(including by means of furnishing any information regarding Parent or its Subsidiaries) any inquiries regarding, or the making, announcement or submission of, any expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Alternative Proposal, (ii) enter into any Contract (whether binding, non-binding, conditional or otherwise) with respect to any Parent Alternative Proposal, (iii) other than with respect to the Company and its Subsidiaries and the Confidentiality Agreement, fail to enforce, release any Person from or waive or render inapplicable, the provisions of any confidentiality, standstill or other similar Contract currently in effect to which Parent or any of its Subsidiaries is a party with respect to a Parent Alternative Proposal, (iv) “opt out” of or waive, or take any action to render inapplicable to any Person (other than the Company and its Subsidiaries) or any Parent Alternative Proposal, the provisions of any Anti-Takeover Laws, or (v) engage in, continue or participate in any discussions or negotiations with any Person (except solely to notify such Person of the existence of the provisions of this Section 4.3 and, to the extent necessary, to obtain clarification of the terms of any such expression of interest, proposal or offer), with respect to any such expression of interest, proposal or offer, or (vi) provide any nonpublic information or access to the business, properties, assets, liabilities, books or records of Parent or any of its Subsidiaries to any Person (or any Representative of any Person) who has made, has informed Parent of any intention to make, or has publicly announced an intention to make, any proposal or offer that constitutes, or could reasonably be expected to lead to, any Parent Alternative Proposal. Parent will be responsible for any action or inaction taken by its or its controlled Affiliates’ Representatives relating to any matters contemplated by this Section 4.3(b).

(c) Discussions Permitted in Certain Circumstances. Notwithstanding anything to the contrary contained in this Agreement, including Section 4.3(b), if at any time prior to obtaining the Parent Stockholder Approval, Parent receives from any Person a written expression of interest, proposal or offer that the Parent Board determines in good faith, After Consultation, constitutes or is reasonably expected to lead to, a Parent Superior Proposal that did not result from a breach of Sections 4.3(a) or 4.3(b), then, subject to compliance with this Section 4.3, Parent and its Representatives will be permitted to (i) furnish, pursuant to an Acceptable Confidentiality Agreement (a copy of which is promptly provided to the Company), information with respect to Parent and its Subsidiaries to the Person making such expression of interest, proposal or offer and to such Person’s Representatives and (ii) participate in discussions and negotiations with such Person and its Representatives regarding any such expression of interest, proposal or offer. Parent will make available to the Company copies of all material nonpublic information (to the extent that such nonpublic information has not previously been made available to the Company) that is made available to any such Person in accordance with the preceding sentence prior to or substantially concurrently with the time it is first made available to such Person.

(d) Parent Board Recommendation. Except as expressly permitted by Section 4.3(e), neither the Parent Board nor any committee thereof will: (i) fail to include in the Joint Proxy Statement the Parent Board Recommendation or otherwise fail to make the Parent Board Recommendation; (ii) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to the Company, the Parent

Board Recommendation; (iii) take any formal action or make any recommendation or public announcement or filing in response to a tender or exchange offer commenced by any Person(s), other than an express recommendation (made pursuant to Rule 14e-2(a)(1) under the Exchange Act) that the holders of Parent Common Stock reject such tender or exchange offer, or a temporary “stop-look-listen” communication by the Parent Board (made pursuant to Rule 14d-9(f) under the Exchange Act); (iv) fail to publicly recommend against a Parent Alternative Proposal, or fail to publicly reaffirm the Parent Board Recommendation, in each case, within 10 Business Days after any written request of the Company to do so subsequent to any public announcement by any Person of a Parent Alternative Proposal that has not been withdrawn prior to the Company’s request; or (v) enter into, approve, adopt or recommend, or resolve or propose publicly to enter into, approve, adopt or recommend any Parent Alternative Proposal or any letter of intent, agreement-in-principle, expression of interest, term sheet, heads of agreement, merger agreement, acquisition or business combination agreement, asset sale or transfer agreement, restructuring, reorganization or recapitalization agreement, option agreement, joint venture agreement, partnership agreement, or other Contract providing for or relating to a Parent Alternative Proposal (other than an Acceptable Confidentiality Agreement ) (any action in clause (i), through (v) being hereinafter referred to as, a “Parent Adverse Recommendation Change”).

(e) Change in Recommendation Permitted in Certain Circumstances. Prior to obtaining Parent Stockholder Approval, the Parent Board may make a Parent Adverse Recommendation Change solely in the manner and to the extent hereafter expressly set forth in this Section 4.3(e) in response to (x) a Parent Superior Proposal that did not result from a violation of this Section 4.3 or (y) a Parent Intervening Event, in each case only if the Parent Board determines in good faith, After Consultation, that a failure to do so would be inconsistent with the fiduciary duties of the Parent Board under applicable Law. Notwithstanding any other provision of this Agreement, at no time may Parent make a Parent Adverse Recommendation Change, unless: (i) Parent notifies the Company in writing of its intention to duly convene a meeting of the Parent Board to consider making a Parent Adverse Recommendation Change, which notice to the Company must be delivered by Parent within 24 hours after Parent determines to convene such meeting, but in any case, not less than five Business Days before such meeting is convened, and which notice will include, (x) if the meeting of the Parent Board at which a Parent Adverse Recommendation Change is to be considered is in response to a Parent Superior Proposal, the identity of the Person making the Parent Superior Proposal and a true and complete copy of all documentation comprising the most current version of such Parent Superior Proposal (including all proposed transaction agreements, including exhibits and schedules) or (y) if the meeting of the Parent Board at which a proposed Parent Adverse Recommendation Change is to be considered is in response to a Parent Intervening Event, a detailed description of all underlying facts, conditions and circumstances giving rise to the occurrence and continued existence of the Parent Intervening Event, (ii) for five Business Days following receipt by the Company of such notice, Parent and its Representatives negotiate in good faith with the Company and its Representatives with respect to any proposal from the Company to amend or modify the terms of this Agreement (to the extent the Company has notified Parent that it so desires to negotiate such amendment or modification), and (iii) if the meeting of the Parent Board at which a proposed Parent Adverse Recommendation Change is to be considered is in response to (x) a Parent Superior Proposal, the Company does not make, within such five-Business Day period, a binding offer in the form of a proposed definitive amendment to this Agreement (which, if accepted by Parent, will become a binding agreement among the Company and Parent, Merger Sub and Successor Sub) that, as determined by the Parent Board in good faith, After Consultation, has caused such Parent Alternative Proposal to no longer be a Parent Superior Proposal (provided that any proposed amendment or modification to the material terms of a Parent Superior Proposal by any Person who previously submitted the same to Parent will require a new written notice to the Company from Parent and a three-Business Day period notice and negotiation period thereupon will commence under this Section 4.3(e)), or (y) a Parent Intervening Event, the Company does not make, within such five-Business Day period, a binding offer in the form of a proposed definitive amendment to this Agreement (which, if accepted by Parent, will become a binding agreement among the Company and Parent, Merger Sub and Successor Sub) that, as determined by the Parent Board in good faith, After Consultation, obviates the need for the Parent Board to make Parent Adverse Recommendation Change. For purposes of clarification and certainty, under no circumstances will Parent be permitted to terminate this Agreement in respect of a Parent Superior Proposal unless it concurrently complies in all respects with the requirements of this Section 4.3(e) and Section 7.1(g), and under no circumstances will Parent be permitted to terminate this Agreement solely in respect of, or following any Parent Adverse Recommendation Change made by the Parent Board solely in response to, a Parent Intervening Event. The Company, Parent, Merger Sub and Successor Sub each hereby expressly confirm and agree that the immediately preceding sentence of this Section 4.3(e), to the extent that it relates to Parent Adverse Recommendation Change solely in response to or in respect of a Parent Intervening Event, has been agreed to for all purposes of Section 146 of the DGCL.

(f) Required Notices. Parent will notify the Company or its Representatives, in writing, promptly (and in any event not later than one Business Day) after it receive or otherwise becomes aware of any Parent Alternative Proposal or any written inquiry that could reasonably be expected to lead to a Parent Alternative Proposal, which notice must include a description of the material terms of such proposal and the identity of the Person making such proposal, and Parent will keep the Company reasonably informed of the status of any such proposal (including any material changes, modifications or amendments thereto). Parent will promptly provide to the Company (and in any event not later than one Business Day after receipt or delivery thereof) all drafts of Contracts relating to any Parent Alternative Proposal and any written proposals containing any material terms of a Parent Superior Proposal. The terms and existence of any such Parent Alternative Proposal, and the identity of such Person, will be subject to the terms of the Confidentiality Agreement.

(g) Disclosures Under the Law. Nothing contained in this Section 4.3 or elsewhere in this Agreement will prohibit the Parent Board from (i) taking and disclosing to the holders of Parent Common Stock a position contemplated by Rule 14d-9 or Rule 14e-2(a), or Item 1012(a) of Regulation M-A, under the Exchange Act, or (ii) making any disclosure to the holders of Parent Common Stock under applicable Law if the Parent Board determines in good faith, After Consultation, that the failure to do so would violate applicable Law (including the fiduciary duties of Parent’s directors under applicable Law), provided, however, that nothing in this Section 4.3(g) permits Parent to make a Parent Adverse Recommendation Change except in the manner and to the extent expressly permitted by Section 4.3(e), and it is hereby acknowledged and agreed that a factually accurate public statement by Parent that describes only Parent’s receipt of a Parent Alternative Proposal and the operation of the provisions of Section 4.3 and 7.1(g) of this Agreement, will not be deemed to be a Parent Adverse Recommendation Change (if, and only if, such public statement expressly reaffirms the Parent Board Recommendation as of the date of such public statement).

V. ADDITIONAL AGREEMENTS

5.1. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings. (a) As soon as reasonably practicable following the date of this Agreement, the Company and Parent will jointly prepare, and Parent will file with the SEC, the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of the Company and Parent will use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and keep the Form S-4 effective for so long as necessary to complete the Mergers. Each of the Company and Parent will furnish to the other party all information concerning itself, its Affiliates and the holders of Shares and Parent Common Stock and provide such other assistance as may reasonably be required by such other party in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Company and Parent will, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. Each of the Company and Parent will use its commercially reasonable efforts to respond as promptly as practicable to any comments received from the SEC with respect to the Joint Proxy Statement, and Parent will use its commercially reasonable efforts to respond as promptly as practicable with respect to any comments received from the SEC with respect to the Form S-4. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement or the Form S-4 will be made without the approval of both the Company and Parent, which approval will not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval will apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity, and provided further, that this approval right will not apply with respect to information relating to a Company Adverse Recommendation Change or Parent Adverse Recommendation Change. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing in definitive form the Joint Proxy Statement (or any amendment or supplement thereto), or responding to any comments received from the SEC with respect thereto, each of the Company and

Parent will cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). The Company will use its commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders entitled to notice of and to vote at the Company Stockholders Meeting, and Parent will use its commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to Parent’s stockholders entitled to notice of and to vote at the Parent Stockholders Meeting, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent will advise the Company promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, the suspension of the qualification of the Parent Common Stock issuable in the First Merger for offering and sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Parent will use its commercially reasonable efforts to have any such stop-order or suspension lifted, reversed, vacated and terminated. Parent also will use commercially reasonable efforts to take all such other action reasonably required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Law and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the First Merger, and the Company will furnish all information concerning the Company and the holders of Shares as may be reasonably requested in connection with such actions. If at any time prior to the First Effective Time any information relating to the Company, Parent or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, the party which discovers such information will promptly notify the other parties hereto, and the Company and Parent will cooperate, in good faith, in the prompt filing with the SEC of any necessary amendment or supplement describing such information and, to the extent required by Law, prompt dissemination of such information contained in such amendment or supplement to the stockholders of the Company and Parent, as applicable.

(b) The Company will, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, any approvals related thereto including the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith and will, subject to the provisions of Section 4.2(e), through the Company Board, recommend to its stockholders the adoption of this Agreement in the Joint Proxy Statement, and will solicit and use its commercially reasonable efforts to obtain the Company Stockholder Approval. The Company may only postpone or adjourn the Company Stockholders Meeting (i) to solicit (and re-solicit) additional proxies for the purpose of obtaining the

Company Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, After Consultation, is reasonably likely to be required under Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting. The Company will permit Representatives of Parent to attend the Company Stockholders Meeting.

(c) Parent will, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) for the purpose of obtaining the Parent Stockholder Approval and will, subject to the provisions of Section 4.3(e), through the Parent Board, recommend to its stockholders in the Joint Proxy Statement the approval of the issuance of shares of Parent Common Stock in the First Merger and will solicit and use its commercially reasonable efforts to obtain Parent Stockholder Approval. Parent may only postpone or adjourn the Parent Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, After Consultation, is reasonably likely to be required under Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders Meeting. Parent will permit Representatives of the Company to attend the Parent Stockholders Meeting.

(d) The Company and Parent will use their respective commercially reasonable efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting at 10:00 a.m., Eastern Time, on the same date, which date will be as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act.

5.2. Access to Information; Confidentiality. Subject to the Confidentiality Agreement and subject to Law, upon reasonable notice, each of the Company and Parent will, and will cause each of its respective Subsidiaries to, afford to the other party and to the officers and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the First Effective Time, to all their respective properties, books, Contracts, commitments, employees, and records (provided, however, that such access will not unreasonably interfere with the business or operations of such party), and during such period, each of the Company and Parent will, and will cause each of its respective Subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request. Neither party nor any of its Subsidiaries will be required to provide access to or to disclose information where such access or disclosure would result in (i) the breach of any Contract with any Third Party (provided that such party will use commercially reasonable efforts to obtain the consent of the Third Party to such disclosure), (ii) a waiver of or a risk of loss of the attorney-

client or other privilege held by such party or its Subsidiaries with respect to such information, (iii) a Governmental Entity alleging that providing such information violates any Antitrust Law, or (iv) the violation of any Law. No review pursuant to this Section 5.2 will affect any representation or warranty given by any party hereto. Each of the Company and Parent will hold, and will cause its respective Affiliates, officers, employees and Representatives to hold, any information provided or nonpublic information in accordance with the terms of the Confidentiality Agreement.

5.3. Commercially Reasonable Efforts. (a) Except where a different standard of efforts to be undertaken by the Company or Parent, as applicable, is expressly set forth in another Section or provision of this Agreement, on the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using commercially reasonable efforts for (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities, including any required action or non-action under the Antitrust Laws (the “Required Consents”) prior to the First Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from any other Third Parties, (iii) the defending of any Action challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including any Action seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement, (ii) appropriate filings, if any are required, pursuant to foreign Antitrust Laws as promptly as practicable, and (iii) all other necessary filings with other Governmental Entities relating to the Mergers, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Antitrust Laws or by such authorities and to use commercially reasonable efforts to cause the expiration or termination of any applicable waiting periods under the Antitrust Laws and the receipt of the Required Consents as soon as practicable. Subject to Section 5.3(b), Parent and its Affiliates will take any and all action reasonably necessary, including (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries, (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (iii) terminating any venture or other arrangement, (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, or (v) effectuating any other change or restructuring of the

Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of an Order or filing appropriate applications with any Governmental Entity in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets, by consenting to such action by the Company (provided that any such action may, at the discretion of the Company, be conditioned upon consummation of the Mergers)) (each a “Divestiture Action”), in each case to the extent necessary to prevent the issuance of an Order or the establishment of any Law preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers or to obtain the Requisite Regulatory Approvals or expiration of the waiting period under the HSR act by the Outside Date. In the event that any permanent or preliminary Order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the Mergers unlawful or that would restrain, enjoin or otherwise prevent the Mergers, Parent will use its commercially reasonable efforts to take promptly any and all steps reasonably available to it to vacate, modify or suspend such Order so as to permit such consummation prior to the Outside Date. The Company will cooperate with Parent and will use its commercially reasonable efforts to assist Parent in resisting and reducing any Divestiture Action and, without the prior written consent of Parent (which consent may be given or withheld by Parent in its sole discretion), neither the Company nor any of its Affiliates or Representatives will propose or agree to any Divestiture Action.

(b) Notwithstanding anything herein to the contrary, in no event will Parent or any of its Affiliates be required to propose or agree to (or to consent to the Company or any of its Subsidiaries proposing or agreeing to) any Divestiture Action that the Parent Board determines in good faith, After Consultation, would, if such Divestiture Action were taken, have a materially adverse effect on the aggregate net benefits (including synergies) expected to be received by Parent arising from the Mergers.

(c) Each of Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law. Each of Parent and the Company will (i) promptly notify the other of any communication received by that party from, or given by it to, any Governmental Entity and, subject to Law, permit the other to review in advance any proposed communication to any such Governmental Entity and incorporate the other’s reasonable comments, (ii) not agree to participate in any meeting or substantive discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Mergers unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend, and (iii) furnish the other with copies of all correspondence, filings and written communications between them and their Affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Mergers, except that materials furnished pursuant to this Section 5.3(c) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Notwithstanding anything herein to the contrary, Parent will control and direct the antitrust defense of the transactions contemplated by this Agreement in any claim or Action by, or negotiations with, any Governmental Entity or other Person.

5.4. Indemnification, Exculpation and Insurance. (a) From and for a period of six years after the First Effective Time, Parent will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the First Effective Time, a director or officer of the Company or any of its Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the First Effective Time, serving at the request of the Company, as applicable, or any of its Subsidiaries as a director or officer of another Person (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim or Action, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the First Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person or in respect of any acts or omissions in their capacities as such directors or officers occurring prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time to the fullest extent permissible under applicable Law and to the fullest extent as such Indemnified Parties are indemnified as of the date of this Agreement by the Company pursuant to the Company Charter, the Company Bylaws or the governing organizational documents of any Subsidiary of the Company, as applicable, and any indemnification Contracts with directors and officers of the Company in existence as of the date of this Agreement and listed in Section 5.4(a) of the Company Disclosure Letter. In the event of any such claim or Action, (i) each Indemnified Party will be entitled to advancement of expenses (including attorney’s fees) incurred in the defense of any such claim or Action from Parent to the fullest extent permissible under applicable Law and to the fullest extent as such Indemnified Parties are entitled to advance of such expenses as of the date of this Agreement by the Company pursuant to the Company Charter, the Company Bylaws or the governing or organizational documents of any Subsidiary of the Company, as applicable, and any indemnification Contracts with directors and officers of the Company in existence as of the date of this Agreement and listed in Section 5.4(a) of the Company Disclosure Letter, provided that any Person to whom expenses are advanced provides an undertaking, if and to the extent required by Law, the Company Charter or the Company Bylaws or the governing or organizational documents of any the Company Subsidiary, as applicable, and any indemnification Contracts with directors and officers of the Company in existence as of the date of this Agreement and listed in Section 5.4(a) of the Company Disclosure Letter, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, and (ii) Parent will, and will cause its Subsidiaries to, cooperate in the defense of any such matter. Notwithstanding anything to the contrary in this Section 5.4(a) or elsewhere in this

Agreement, Parent and Ultimate Surviving Corporation will not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim or Action for which indemnification has been sought under this Section 5.4(a) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim or Action and does not include any admission of liability with respect to such Indemnified Party. In the event that Parent, the First Surviving Corporation, the Ultimate Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent, the First Surviving Corporation or Ultimate Surviving Corporation, as applicable, will provide that the successors and assigns of Parent, the First Surviving Corporation or Ultimate Surviving Corporation, as applicable, assume the obligations set forth in this Section 5.4.

(b) For a period of six years from and after the Closing Date, Parent will either, at its election (i) cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or (ii) provide substitute polices for not less than the existing coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Parent in favor of the directors and officers of Parent with respect to claims arising from, relating to, or otherwise in respect of facts or events that occurred on or before the First Effective Time, except, in each case, that in no event will Parent be required to pay with respect to such insurance policies (or substitute insurance policies) more than 275% of the annual premium payable by the Company for such insurance for the year ending December 31, 2015 (the “Annual D&O Cap”), and if Parent is unable to obtain the insurance required by this Section 5.4(b) for any year within such six-year period, it will obtain the most advantageous insurance obtainable for such year for an annual premium not to exceed the Annual D&O Cap; provided, however, that in lieu of the foregoing, the Company may obtain at or prior to the First Effective Time a six-year “tail” prepaid policy under the Company’s existing directors and officers liability insurance policy providing substantially equivalent coverage to that described in the preceding sentence. If such “tail” prepaid policy has been obtained by the Company prior to the First Effective Time, Parent will cause such policy to be maintained in full force and effect, for its full term, and cause the Ultimate Surviving Corporation to honor all obligations thereunder.

(c) Any Indemnified Party wishing to claim indemnification under Section 5.4(a), upon learning of any such claim or Action, will promptly notify Parent thereof, but the failure to so notify will not relieve Parent or the Ultimate Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure prejudices the indemnifying party. In the event of any such claim or Action (whether arising before, at or after the First Effective Time): (i) Parent or the Ultimate Surviving Corporation will have the right to assume the defense thereof and Parent and the Ultimate Surviving Corporation will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the

Ultimate Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Ultimate Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Ultimate Surviving Corporation will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Ultimate Surviving Corporation will be obligated pursuant to this Section 5.4(c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, that the fewest number of counsels necessary to avoid conflicts of interest will be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter; and (iii) Parent and the Ultimate Surviving Corporation will not be liable for any settlement effected without their prior written consent; provided, further, that Parent and the Ultimate Surviving Corporation will not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction ultimately determines, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) The provisions of this Section 5.4 (i) will survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her Representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

5.5. Fees and Expenses. (a) Except as provided below and as set forth in Section 5.13(f), all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby will be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that (i) Parent and the Company will each bear and pay 50% of all fees and expenses incurred in connection with (A) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement and (B) the filings of the pre-merger notification and report forms under the HSR Act and other Antitrust Laws (including filing fees) and (ii) if any Action is brought based upon any party’s breach of this Agreement, the prevailing party, as determined by a court of competent jurisdiction from which no appeal may be taken, will be entitled to recover fees and expenses in connection with such breach, including attorney’s fees and costs from the other party to the Action.

(b) The Company will pay or cause to be paid to Parent a nonrefundable cash fee equal to $385 million if: (i) the Company terminates this Agreement pursuant to Section 7.1(h) (Company Enters into Definitive Agreement Providing for a Company Superior Proposal); (ii) (A) Parent terminates this Agreement pursuant to Section 7.1(e) (Company Board Adverse Recommendation Change) or (B) this Agreement is terminated pursuant to Section 7.1(b)(i) (Lapse of Outside Date) or Section 7.1(b)(ii) (Failure of Company to Obtain Stockholder Approval) at a time when this Agreement could have been terminated pursuant to Section 7.1(e); or (iii) (A) a

Company Alternative Proposal is made and publicly disclosed or announced (substituting, for purposes of this Section 5.5(b), “50%” for each reference to “20%” in the definition of “Company Alternative Proposal”) (a “Company Qualifying Transaction”) and not subsequently publicly withdrawn, and thereafter this Agreement is terminated pursuant to Section 7.1(b)(i) (Lapse of Outside Date), Section 7.1(b)(ii) (Failure of Company to Obtain Stockholder Approval) or Section 7.1(c) (Company Breach), and (B) within 12 months of such termination, the Company enters into a definitive agreement to consummate, or consummates, a Company Qualifying Transaction. Any fee due under this Section 5.5(b) will be paid to Parent by wire transfer to an account specified in Section 5.5(b) of the Parent Disclosure Letter of same-day funds on the date of termination of this Agreement pursuant to clause (i) of the preceding sentence, within two Business Days after termination of this Agreement by Parent pursuant to clause (ii) of the preceding sentence (in the case of a Company Adverse Recommendation Change in respect of a Company Intervening Event in accordance with Section 4.2(e)), or on the earlier of the date of execution of such definitive agreement or consummation of a Company Qualifying Transaction in the case of termination of this Agreement pursuant to clause (iii) of the preceding sentence. In no event will the Company be required to pay the fee set forth in this Section 5.5(b) on more than one occasion.

(c) Parent will pay or cause to be paid to the Company a nonrefundable cash fee equal to $385 million if: (i) Parent terminates this Agreement pursuant to Section 7.1(g) (Parent Enters into Definitive Agreement Providing for a Parent Superior Proposal); (ii) (A) the Company terminates this Agreement pursuant to Section 7.1(f) (Parent Board Adverse Recommendation Change) or (B) this Agreement is terminated pursuant to Section 7.1(b)(i) (Lapse of Outside Date) or Section 7.1(b)(iii) (Failure of Parent to Obtain Stockholder Approval) at a time when this Agreement could have been terminated pursuant to Section 7.1(f); or (iii) (A) a Parent Alternative Proposal is made and publicly disclosed or announced (substituting, for purposes of this Section 5.5(b), “50%” for each reference to “20%” in the definition of “Parent Alternative Proposal”) (a “Parent Qualifying Transaction”) and not subsequently publicly withdrawn, and thereafter this Agreement is terminated pursuant to Section 7.1(b)(i) (Lapse of Outside Date), Section 7.1(b)(iii) (Failure of Parent to Obtain Stockholder Approval) or Section 7.1(d) (Parent Breach), and (B) within 12 months of such termination, Parent enters into a definitive agreement to consummate, or consummates, a Parent Qualifying Transaction. Any fee due under this Section 5.5(c) will be paid to the Company by wire transfer to an account specified in Section 5.5(c) of the Company Disclosure Letter of same-day funds on the date of termination of this Agreement pursuant to clause (i) of the preceding sentence, within two Business Days after termination of this Agreement by the Company pursuant to clause (ii) of the preceding sentence (in the case of a Parent Adverse Recommendation Change in respect of a Parent Intervening Event in accordance with Section 4.3(e)), or on the earlier of the date of execution of such definitive agreement or consummation of a Parent Qualifying Transaction in the case of termination of this Agreement pursuant to clause (iii) of the preceding sentence. In no event will Parent be required to pay the fee set forth in this Section 5.5(c) on more than one occasion.

(d) If, in any circumstance not subject to Section 5.5(f), either the

Company or Parent terminates this Agreement pursuant to Section 7.1(b)(ii) (Failure of Company to Obtain Stockholder Approval) and the Parent Stockholder Approval has been obtained, then within one Business Day after such termination, the Company will pay or cause to be paid to Parent (by wire transfer to the account specified in Section 5.5(b) above) an amount equal to the aggregate amount of all customary and documented fees, costs, and expenses incurred, paid or payable by or on behalf of Parent or any of its Subsidiaries to any Third Party in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of this Agreement and the transactions contemplated hereby, including such customary and documented fees, costs and expenses of Third Parties (including financial advisors, outside legal counsel, vendors, accountants, experts, consultants and other service providers and Representatives) (the “Parent Expenses”), in an aggregate amount not to exceed $100 million in cash. Parent Expenses paid by the Company pursuant to this Section 5.5(d) will not reduce any fee that otherwise may become due and payable by the Company pursuant to Section 5.5(b).

(e) If, in any circumstance not subject to Section 5.5(f), either the Company or Parent terminates this Agreement pursuant to Section 7.1(b)(iii) (Failure of Parent to Obtain Stockholder Approval) and the Company Stockholder Approval has been obtained, then within one Business Day after such termination, Parent will pay or cause to be paid to the Company (by wire transfer to the account specified in Section 5.5(b) above) an amount equal to the aggregate amount of all customary and documented fees, costs and expenses incurred, paid or payable by or on behalf of the Company or any of its Subsidiaries to any Third Party in connection with the authorization, preparation, negotiation, execution, performance, termination or abandonment of this Agreement and the transactions contemplated hereby, including such customary and documented fees, costs and expenses of Third Parties (including fees and expenses of financial advisors, outside legal counsel, vendors, accountants, experts, consultants and other service providers and Representatives) (the “Company Expenses”), in an aggregate amount not to exceed $100 million in cash. Company Expenses paid by Parent pursuant to this Section 5.5(e) will not reduce any fee that otherwise may become due and payable by Parent pursuant to Section 5.5(c) or Section 5.5(f).

(f) If this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.1(i) (Termination Related to a Debt Rating Failure) or (ii) by the Company or Parent pursuant to Section 7.1(b)(i) (Lapse of Outside Date) and (A) at such time as this Agreement could have been terminated by the Company or Parent pursuant to Section 7.1(i) and (B) all conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied), then within one Business Day after any such termination, Parent will pay or cause to be paid to the Company (by wire transfer to the account specified in Section 5.5(b) above) a non-refundable cash fee equal to $900 million, provided, however, that (1) in no event will Parent be required to pay the fee set forth in this Section 5.5(f) on more than one occasion, (2) no fee will be due hereunder if this Agreement shall have been terminated under any provision other than Section 7.1(i) (Termination Related to a Debt Rating Failure) or, in the

circumstances described in this Section 5.5(f), Section 7.1(b)(i) (Lapse of Outside Date), and (3) any fee paid by Parent pursuant to Section 5.5(c) will be credited against, and will thereby reduce, any fee that otherwise may become due and payable by Parent pursuant to this Section 5.5(f).

(g) Notwithstanding anything to the contrary contained in this Agreement, but subject to the proviso to this sentence, if this Agreement is terminated by Parent and Parent has been paid in full a fee under Section 5.5(b) or reimbursed Parent Expenses under Section 5.5(d), the payment to Parent of such fee or Parent Expenses will be the sole and exclusive remedy of Parent and its Related Persons against the Company or any of its Related Persons, and upon full payment of such fee and Parent Expenses to Parent, Parent (on its own behalf and on behalf of its Related Persons) hereby agrees that, upon such payment and Parent’s acceptance thereof, Parent thereby shall have waived all other remedies (including equitable remedies) against the Company or any of its Related Persons with respect to (i) any failure of the Mergers and the other transactions contemplated hereby and (ii) any breach, violation or non-compliance by the Company of any of its obligations to consummate the Mergers and the other transactions contemplated hereby or of any representation, warranty, covenant or agreement of the Company set forth herein; provided, however, that the foregoing waiver and election of remedies limitation will not apply in the case of fraud (including fraud-in-the-inducement) or willful breach on the part of the Company or any of its controlled Affiliates. Except as set forth in the proviso to the preceding sentence, upon payment in full by the Company of such fee and Parent Expenses, none of the Company or its Related Persons will have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any of the other transactions contemplated hereby, and in no event will Parent (and Parent will ensure that its Related Persons do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy of any kind in connection with this Agreement (including any equitable remedy under Section 8.9 (Specific Enforcement) or any remedy sounding in contract). The parties hereto agree that the agreements contained in this Section 5.5 are an integral part of this Agreement and constitute a material inducement for the parties hereto to enter into this Agreement and that the fee or Parent Expenses payable pursuant to Section 5.5(b) or Section 5.5(d), as applicable, constitutes liquidated damages and not a penalty.

(h) Notwithstanding anything to the contrary contained in this Agreement, but subject to the proviso to this sentence, if this Agreement is terminated by the Company and the Company has been paid in full a fee under Section 5.5(c) or Section 5.5(f) or reimbursed Company Expenses under Section 5.5(e), the payment to the Company of such fee or Company Expenses will be the sole and exclusive remedy of the Company and its Related Persons against Parent, its Financing Sources or any of its or their Related Persons, and upon full payment of such fee and Company Expenses to the Company, the Company (on its own behalf and on behalf of its Related Persons) hereby agrees that, upon such payment and the Company’s acceptance thereof, the Company thereby shall have waived all other remedies (including equitable remedies) against Parent, its Financing Sources or any of its or their Related Persons with respect to (i) any failure of the Mergers and the other transactions contemplated hereby and

(ii) any breach, violation or non-compliance by Parent of any of its obligations to consummate the Mergers and the other transactions contemplated hereby or of any representation, warranty, covenant or agreement of Parent set forth herein; provided, however, that the foregoing waiver and election of remedies limitation will not apply in the case of fraud (including fraud-in-the-inducement) or willful breach on the part of Parent or any of its controlled Affiliates. Except as set forth in the proviso to the preceding sentence, upon payment in full by Parent of such fee and Company Expenses, none of Parent or its Related Persons will have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any of the other transactions contemplated hereby, and in no event will the Company (and the Company will ensure that its Related Persons do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy of any kind in connection with this Agreement (including any equitable remedy under Section 8.9 (Specific Enforcement) or any remedy sounding in contract). The parties hereto agree that the agreements contained in this Section 5.5 are an integral part of this Agreement and constitute a material inducement for the parties hereto to enter into this Agreement and that the fee or Company Expenses payable pursuant to Section 5.5(c), Section 5.5(e) or Section 5.5(f), as applicable, constitutes liquidated damages and not a penalty.

5.6. Public Announcements. The initial press release (the “Transaction Announcement”) with respect to the execution of this Agreement will be a joint press release in substantially the form previously agreed to by Parent and the Company. Except with respect to any Company Adverse Recommendation Change made in accordance with Section 4.2(e) or Parent Adverse Recommendation Change made in accordance with Section 4.3(e), Parent, Merger Sub and Successor Sub, on the one hand, and the Company, on the other hand, will consult with each other before publishing, and provide each other the opportunity to review and comment upon, any press release or similar public statements with respect to the Mergers and the other transactions contemplated hereby and will not publish any such press release before such consultation, except to the extent required by Law, court process or by obligations pursuant to any listing Contract with any national securities exchange, as determined by a party in good faith, After Consultation. Subject to the immediately preceding sentence, from the date hereof through the First Effective Time, neither Parent nor the Company will, and neither will permit any of its Affiliates or Representatives to, publish any press releases or make other public statements (including to securities analysts) that contradicts the Transaction Announcement with respect to this Agreement and the transactions contemplated hereby, except as such party determines in good faith, After Consultation, is required by Law or by obligations pursuant to any listing Contract with any national securities exchange.

5.7. NYSE Listing. Parent will use commercially reasonable efforts to cause the Parent Common Stock issuable under Article II to be approved for listing on NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

5.8. Certain Tax and Structure Matters. (a) Each of the parties hereto will use its commercially reasonable efforts to cause the Mergers to qualify for the Intended Tax Treatment, including considering and negotiating in good faith such amendments to this Agreement as may reasonably be required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment). The parties will report the Mergers and the other transactions contemplated by this Agreement, including for U.S. federal income Tax purposes, in a manner consistent with such qualification. No party will take any action or fail to take any action, or allow any Affiliate to take any action or fail to take any action, that would reasonably be expected to prevent any of the foregoing.

(b) Each of Parent and the Company will use its commercially reasonable efforts to obtain the Tax opinions described in Section 6.2(e) and Section 6.3(e), respectively (collectively the “Tax Opinions”). The appropriate officers of Parent, Merger Sub, Successor Sub and the Company will execute and deliver to Jones Day, counsel to Parent, and Greenberg Traurig, LLP, counsel to the Company, certificates substantially in the forms set forth in Section 5.8(b) of the Parent Disclosure Letter and Section 5.8(b) of the Company Disclosure Letter (the “Representation Letters”). Each Representation Letter will be dated on the or before the date of such Tax Opinion and shall not have been withdrawn or modified in any material respect.

(c) Notwithstanding anything to the contrary contained in this Agreement, before the First Effective Time, if and to the extent that Parent deems such a change to be desirable, at Parent’s election (which may be made by delivery of written notice to the Company at any time prior to filing any preliminary Form S-4), the parties hereto will cooperate in good faith and use their commercially reasonable efforts to amend this Agreement and, to the extent necessary, modify the Representation Letters, in each case to change the method of effecting the transactions contemplated hereby to reflect the alternative structure set forth in Section 5.8(c) of the Parent Disclosure Letter so that the transactions contemplated hereby will qualify under Section 351 of the Code; provided, that (i) any such change will not adversely affect the U.S. federal income Tax consequences of the transactions contemplated hereby to holders of Shares and (ii) no such change will (A) alter or change the amount or kind of the consideration to be issued to holders of Shares as consideration in the Mergers or (B) materially impede or delay consummation of the transactions contemplated hereby. In furtherance of the previous sentence, the parties agree to execute appropriate documents, and make appropriate amendments to existing documents, to reflect any change in the structure of the transactions contemplated by this Agreement.

5.9. Takeover Statutes. Parent and Company will take all action necessary to ensure that the restrictions on business combinations contained in Section 203 of the DGCL nor any other “business combination,” “interested stockholder,” “freeze out,” “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Laws (collectively with Section 203 of the DGCL, “Anti-Takeover Laws”) are or become applicable to this Agreement or the Mergers. If any Anti-Takeover Law is or may become applicable to the Mergers or any other transactions contemplated hereby, each of the parties hereto and their respective board of directors will (a) grant such approvals and take all such actions as are legally permissible so that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such Anti-Takeover Law on the Mergers and the other transactions contemplated hereby.

5.10. Employee Benefits. (a) For the period commencing as of the First Effective Time and ending December 31, 2016, Parent will provide, or cause to be provided, to each Company Employee who is employed by Parent and its Subsidiaries, compensation and benefits (except those provided by any equity based Company Benefit Plans or arrangements of Company) that are substantially comparable in the aggregate to the compensation and benefits provided to each such Company Employee prior to the First Effective Time, or, at Parent’s option, Parent will provide, or cause to be provided, to each such Company Employee compensation and benefits substantially similar to the level of compensation and benefits provided to employees of Parent and its subsidiaries working in a substantially similar positions. This Section 5.10(a) will not apply to collectively bargained employees whether or not they are Company Employees, the terms and conditions of whose employment will be determined by the applicable collective bargaining Contract assumed by or required to be assumed by Parent or one of its Subsidiaries as in effect from time-to-time.

(b) From and after the First Effective Time, Parent will cause to be honored all Company Benefit Plans (except those provided by any equity based Company Benefit Plans or arrangements) in accordance with the terms thereof. For all purposes under each employee benefit plan of Parent and its Subsidiaries providing benefits to any Company Employee after the First Effective Time (the “New Plans”), and subject to Law and obligations under applicable collective bargaining or similar Contracts, each Company Employee will be credited with his or her years of service with the Company or any of their respective Affiliates, as the case may be, before the First Effective Time, to the same extent as such Company Employee was entitled, before the First Effective Time, to credit for such service under any Company Benefit Plan of the same type, as applicable, except to the extent such credit would result in a duplication of benefits, except that Company Employees will not be entitled to the benefit of any grandfathered benefit formula or to participation in any benefit plan or arrangement provided by Parent, its Subsidiaries or Affiliates that would not be provided to any employee first hired by Parent or one of its Subsidiaries or Affiliates on or after the First Effective Time. In addition, and without limiting the generality of the foregoing, and subject to Law and obligations under applicable collective bargaining or similar Contracts: (i) each Company Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans, but only to the extent coverage under such New Plan replaces coverage under a Company Benefit Plan of the same type, as applicable, in which such employee participated immediately before the First Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, and Parent will cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Nothing contained in this Section 5.10 will (i) be construed to establish, amend or modify any Company Benefit Plan or any benefit or compensation plan, program, Contract, policy or arrangement of Parent or its Subsidiaries, (ii) limit the ability of Parent or the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any Person (including but not limited to any Company Employee or former employee of Company or its Subsidiaries or Affiliates) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Parent or the Company or any of their Subsidiaries, or any of their respective Affiliates, or (iv) limit the right of Parent or the Company (or any of their Subsidiaries or Affiliates) to terminate the employment or service of any employee or other service provider thereof following the First Effective Time at any time and for any or no reason.

5.11. Board of Directors of Parent. Parent will use its commercially reasonable efforts, and take all necessary actions, to cause the individuals identified in Section 5.11 of the Company Disclosure Letter to become members of the Parent Board effective as of immediately after the First Effective Time, each to serve on the Parent Board until his or her successor is duly elected and qualified in accordance with the Parent Charter and Parent Bylaws.

5.12. Section 16(b). Parent and the Company will each take all such steps as may be reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection herewith by any individual who (a) is a director or officer of the Company or (b) at the First Effective Time, will become a director or officer of Parent, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13. Financing. (a) Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done all things necessary, proper or advisable to arrange and obtain the Financing, on the terms and conditions described in the Debt Commitment Letters, on or prior to the Closing Date which, together with cash on hand, will be sufficient for Parent to pay the aggregate Cash Consideration and any other cash amounts payable pursuant to, or in connection with, the Mergers, including using reasonable best efforts to (i) negotiate and enter into, on or prior to the Closing Date, the Financing Agreements (and, unless such Financing Agreements are otherwise publicly available, notify the Company, in writing, promptly (and in any event not later than one Business Day) of the execution of any such Financing Agreement and provide execution copies thereof to the Company upon the reasonable request of the Company), (ii) terminate or amend its Existing Credit Facilities and any other existing debt or financing arrangements to the extent required to satisfy the conditions described in the Debt Commitment Letters, (iii) maintain in full force and effect the Debt Commitment Letters and comply with its obligations and conditions thereunder, (iv) satisfy (or, if deemed advisable by Parent, seek a waiver of) on a timely basis all conditions in the Financing Agreements within the control of Parent and required to be satisfied by it, and (v) consummate the Financing at or prior to the Closing. Upon the reasonable request of the Company, Parent will keep the Company informed of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to any material developments concerning the status of the Financing and the proposed funding date thereunder. Notwithstanding anything contained in this Section 5.13 or in any other provision of this Agreement, in no event will Parent, Merger Sub or Successor Sub be required to amend or waive any of the terms or conditions hereof. Parent will segregate any and all funds obtained which reduce the aggregate commitments under the Debt Commitment Letters in a special account separated from the Parent’ other funds, and will use those segregated funds solely to pay the aggregate Cash Consideration and any other cash amounts payable pursuant to, or in connection with, the Mergers.

(b) Parent will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to obtain and maintain a credit rating for the Financing of BBB- or higher by Standard & Poor’s Corporation (“S&P”), BBB- or higher by Fitch Ratings Inc. (“Fitch”) and Baa3 or higher by Moody’s Investor Service Inc. (“Moody’s”), including making all necessary filings and taking all steps as may be necessary to obtain such ratings as promptly as practicable, supplying as promptly as practicable any additional information and documentary material that may be formally or informally requested by either S&P, Fitch or Moody’s, seeking to amend and/or restructure, as necessary, any and all of its existing debt or the terms of the Financing, or any Alternative Financing (subject, in each case, to provisions of Section 5.13(c) below regarding the Company’s prior written consent), and to use good faith efforts to cause the commencement and completion of any necessary Debt Offers. Parent will promptly deliver a copy to the Company of any notice from S&P, Fitch or Moody’s no later than one Business Day after such notice is received by the Parent or any of its Affiliates.

(c) Parent will not agree to, permit or consent to any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letters or the definitive agreements relating to the Financing without the Company’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed); provided that Parent may, without the Company’s prior written consent, (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment

Letters or the definitive agreements relating to the Financing, if such amendment, replacement, supplement or other modification or waiver (A) does not reduce the aggregate cash amount of proceeds of the Financing, (B) does not change the timing of the funding of the Financing thereunder and would not reasonably be expected to prevent or impede the consummation of all or a portion of the Financing or the Closing, (C) does not adversely change or impose new or additional conditions or otherwise expand or adversely amend any of the Financing Conditions from those set forth in the Debt Commitment Letters on the date of this Agreement, (D) does not otherwise make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur, and (E) materially and adversely impact the ability of Parent to enforce its rights against any other party to any Debt Commitment Letters (clauses (A), (B), (C), (D) and (E), collectively, the “Prohibited Commitment Letter Amendments”) and (ii) amend, replace supplement or otherwise modify the Debt Commitment Letters to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement, but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Prohibited Commitment Letter Amendment. Parent will not permit or consent to any waiver of any remedy under the Debt Commitment Letters or to any early termination of the Debt Commitment Letters. Upon any such amendment, replacement, supplement or modification, the term “Debt Commitment Letters” means the Debt Commitment Letters as so amended, replaced, supplemented or modified. Parent will promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification or waiver of the Debt Commitment Letters.

(d) Parent will promptly (and, in any event, within three Business Days) notify the Company in writing (i) of its Knowledge of any breach or default by any party to the Debt Commitment Letters or any definitive financing agreement entered into in connection with the Financing, if such breach or default would reasonably be expected to adversely affect the timely availability of, or the amount of, the Financing, (ii) if and when Parent becomes aware that any portion of the Financing contemplated by any Debt Commitment Letter will not be available to consummate the Closing, (iii) if for any reason Parent or any of its Affiliates believes in good faith that it will not be able to obtain any portion of the Financing (x) subject to the conditions contemplated in the Debt Commitment Letters, (y) in an amount that is sufficient to consummate the Closing or (z) within the timing contemplated hereby or by the Debt Commitment letters, and (iv) of the receipt by any of Parent or any of their respective Affiliates or Representatives of any written notice from any Financing Source, lender or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letters or any definitive financing agreement entered into in connection with the Financing or any provision of the Financing contemplated pursuant to the Debt Commitment Letters or any definitive financing agreement entered into in connection with the Financing (including any proposal by any Financing Source, lender or other Person to withdraw, terminate or make a material change in the terms of (including the amount of Financing contemplated by) the Debt Commitment Letters that would reasonably be expected to affect the timely availability of, or the amount of, such Financing) or (B) material dispute or disagreement between or among any parties to the

Debt Commitment Letters or any definitive financing agreement entered into in connection with the Financing, if such dispute or disagreement would reasonably be expected to affect the timely availability of, or amount of, the Financing. In the event that all conditions contained in the Debt Commitment Letters or the Financing Agreements have been satisfied, Parent will use reasonable best efforts to cause the Financing Source to comply with its funding obligations thereunder. As soon as reasonably practicable, but in any event within two Business Days after the Company delivers to Parent a written request, Parent will provide any information reasonably requested by the Company relating to any of the circumstances referred to in this 5.13(c).

(e) The Company will use reasonable best efforts to provide to Parent, at Parent’s sole cost and expense as provided in this Section 5.13(e), and will use reasonable efforts to cause its Representatives to provide, (i) all cooperation reasonably requested by Parent that is customary or necessary in connection with arranging, obtaining and syndicating the Financing and any other financing or refinancing transactions undertaken by Parent or any Subsidiary thereof to the extent that the participation by members of management of, the Company is reasonably necessary in connection therewith and causing the conditions in the Financing Agreements to be satisfied and (ii) provide all assistance that is customarily provided in financings comparable to the proposed Financing or such other financing or refinancing transaction, as the case may be, including using commercially reasonable efforts in (A) assisting with, and designating one or more members of senior management of the Company to participate in, the preparation of customary offering and syndication documents and materials, including registration statements, prospectuses, private placement or offering memoranda, bank information memoranda, bank syndication material and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing customary information (all such documents and materials, collectively, the “Offering Documents”), (B) furnishing to Parent all Required Information (including execution of customary authorization and management representation letters) as may be reasonably requested by Parent to assist in the preparation of the Offering Documents, (C) providing information that is reasonably available or readily obtainable regarding the Company and its Subsidiaries reasonably necessary to assist Parent in preparing pro forma financial statements required by SEC Regulation S-X for registered offerings of securities on Form S-3 (unless Parent is no longer eligible to use Form S-3, in which case Form S-1, or any successor forms thereto) in connection with the Financing, and designating, upon request, whether any such information is suitable to be made available to lenders and other investors who do not wish to receive material non-public information, (D) designating one or more members of senior management of the Company to participate, at reasonable times and upon reasonable notice, in due diligence sessions, drafting sessions, management presentations, rating agency presentations, lender meetings and one or more road shows, (D) assisting Parent in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency contemplated by the Debt Commitment Letters, (E) requesting the Company’s independent auditors to cooperate with Parent’s independent auditors, participate in accounting due diligence sessions and use reasonable efforts to obtain accountant’s comfort letters and consents from the Company’s independent auditors, (F) assisting in the preparation of, and executing and delivering, Financing Agreements and related definitive documents, including guarantees (if required) and other certificates and documents as may be requested by Parent, (G) cooperating with Parent in seeking from the Company’s existing lenders such waivers, consents or payoff letters which may be necessary in connection with the Financing, (H) providing at least three Business Days prior to the anticipated Closing all documentation and other information about the Company or any of the Company Subsidiaries or Affiliates required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested at least ten Business Days prior to the anticipated Closing, (I) assisting Parent, as reasonably requested in writing, in (1) commencing offers to purchase or redeem, and conducting consent solicitations with respect to, any or all of the outstanding series of notes of the Company (the “Company Notes”), on such terms and conditions, including pricing terms and amendments to the terms and provisions of the applicable indenture, that are specified, from time to time, by Parent (each, a “Debt Offer” and collectively, the “Debt Offers”) and which are permitted by the terms of such Company Notes, the applicable indentures and applicable law, (2) causing the applicable trustee to agree to proceed with the redemption of, or amendment to, each series of Company Notes specified by Parent, and conducted pursuant to their terms, (3) waiving any conditions to the Debt Offers as may be reasonably requested by Parent that may be legally waived and may be waived under the terms of the applicable indenture (and not, without the written consent of Parent, waiving any condition to the Debt Offers or making any changes to the Debt Offers unless required by the applicable indenture of by law), (4) promptly following the consent solicitation expiration date, assuming the requisite consents are received, executing (and using commercially reasonable efforts to cause the applicable trustee to execute) supplemental indentures to the applicable indenture, provided that such supplemental indentures will not amend the obligations of the Company under the applicable indenture in the event the transactions contemplated by this Agreement are not consummated, (5) upon the request of Parent, extending the offer period and/or consent period applicable to a Debt Offer to a date selected by Parent in accordance with the terms of the applicable indenture and Debt Offer; provided that in no event will the Company be required to commence or settle any Debt Offer or make any consent payment prior to the First Effective Time, unless Parent has agreed to fund the settlement of the Debt Offer and make any consent payment therewith, including pursuant to the Financing, to satisfy any obligations of the Company to the Company’s debt holders that may arise as a result of such Debt Offer; provided further that the dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers will be selected by Parent after consultation with the Company, and (J) taking all corporate actions, subject to the occurrence of the First Effective Time (other than with respect to clauses (I)(1) through (I)(5)), reasonably requested by Parent to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the First Surviving Corporation immediately upon the First Effective Time. Notwithstanding anything to the contrary in this Section 5.13(e) and Section 5.13(f), (1) nothing will require cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise be in conflict with the terms of an indenture subject to a Debt Offer or applicable law, (2) no obligation of the Company or any of its Subsidiaries under any certificate, document, Contract (other than with respect to clauses (I)(1) through (I)(5) and the authorization and representation letters referred to above) will be effective until the First Effective Time and, none of the Company or any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability (other than in connection with the authorization and representation letters referred to above) in connection with the Financing, including any Debt Offer, prior to the First Effective Time; (3) none of the Company Board or board of directors (or equivalent bodies) of any Subsidiary thereof will be required to adopt or enter into any resolutions or take similar action approving the Financing (except that concurrently with the Closing (or prior to the Closing with respect to clauses (I)(1) through (I)(5)) the boards (or their equivalent bodies) of Subsidiaries of the Company may adopt resolutions or take similar actions that do not become effective until the First Effective Time); and (4) none of the Company or any of its Subsidiaries will be required to provide, and Parent will be solely responsible for, (A) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (B) projections, risk factors or other forward-looking statements relating to any component of the Financing, and (C) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-K, (E) Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K or (F) for pro forma financial information relating to the proposed debt and equity capitalization in respect of the consummation of the Closing or for the preparation of pro forma financial statements, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial statements. The Company hereby consents to the use of the Company’s and its Subsidiaries’ logos in connection with the Financing in a form and manner agreed with the Company.

(f) Prior to Closing, the Company will comply in all material respects with its obligations under the terms of the Convertible Notes Indentures governing the Convertible Notes, including the delivery of any notices required by the consummation of Mergers, and upon the direction of Parent in writing, will make elections required by the Convertible Notes Indentures regarding the settlement of the Convertible Notes in accordance therewith. The Company will, and will cause its Subsidiaries to, reasonably cooperate with Parent in the preparation, execution, delivery and filing of the necessary and appropriate documentation in connection with any actions reasonably requested by Parent, Merger Sub and Successor Sub in connection with the preceding sentence pursuant to this Section 5.13(f); provided that, for the avoidance of doubt, with respect to any cooperation or assistance under this Section 5.13(f), the Company will not be required to incur any out-of-pocket, Third Party costs (it being understood that any such costs would be paid or advanced by or on behalf of Parent). The Company will provide Parent with a reasonable opportunity to review and comment on any required notice filings or other documents or instruments required under the Convertible Notes Indentures.

(g) Parent will (i) promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with this Section 5.13 and (ii) indemnify and hold harmless the Company and its Subsidiaries and its and their respective directors, officers, personnel and advisors from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the Financing, including any Debt Offer, or any assistance or activities in connection therewith, except to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company or its Subsidiaries.

(h) If any portion of the Financing that is necessary to consummate the Mergers becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated in any applicable Debt Commitment Letter (after taking into account flex terms), Parent will use its reasonable best efforts to arrange to obtain Alternative Financing, including from alternative sources, in an amount sufficient to replace any unavailable portion of its Financing as promptly as practicable following the occurrence of such event, and the provisions of this Section will be applicable to the Alternative Financing, and, for the purposes of this Agreement, all references to the Financing will include such Alternative Financing, all references to Financing Agreements will include the applicable documents for the Alternative Financing and all references to the Financing Sources will include the Persons providing or arranging the Alternative Financing.

(i) Subject to Section 5.5(h), Parent acknowledges and agrees that the obtaining of the Financing, or any Alternative Financing, is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing.

5.14. Transaction Litigation. The Company will give Parent prompt notice of any Action commenced or, to the Knowledge of the Company, threatened, against the Company or its directors, officers, managers, partners or Affiliates relating to this Agreement or the Mergers (collectively, “Transaction Litigation”). The Company will consult with Parent regarding the defense or settlement of any Transaction Litigation and will not compromise, settle, reach an arrangement regarding or agree to compromise, settle or reach an arrangement regarding any Transaction Litigation or consent to the same, without the prior written consent of Parent. In connection with any Transaction Litigation and the parties’ performance of their obligations under this Section 5.14, the parties will enter into a customary common interest or joint defense agreement or implement such other arrangement as reasonably required to preserve any attorney-client privilege or other applicable legal privilege; except that the Company will not be required to provide information if the Company Board determines in good faith, After Consultation, that doing so would cause the loss of any attorney-client privilege or other applicable legal privilege.

5.15. Delisting. Each of the parties will cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist the Common Stock from NYSE and terminate its registration under the Exchange Act, except that such delisting and termination will not be effective until after the First Effective Time.

5.16. Director Resignations. The Company will use its commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the First Effective Time and effective upon the First Effective Time. Simultaneously with the execution and delivery of this Agreement, the Company has entered into with those certain Persons identified in Section 5.16 of the Company Disclosure Letter, separation agreements that include (for up to the five-year period ending on the fifth anniversary of the Closing Date) certain noncompetition and confidentiality covenants of such Persons for the protection of the businesses and goodwill of the Ultimate Surviving Corporation and its Subsidiaries.

VI. CONDITIONS PRECEDENT

6.1. Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or, to the extent permitted by applicable Law, waiver, on or prior to the Closing Date, of each of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval shall have been obtained at the Company Stockholders Meeting and the Parent Stockholder Approval shall have been obtained at the Parent Stockholders Meeting.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired.

(c) Other Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expiration of all applicable waiting periods (including any extension thereof) required from, any Governmental Entity pursuant to the Antitrust Laws identified in Section 6.1(c) of the Company Disclosure Letter (all such permits, approvals, filings and consents and the expiration of all such waiting periods, together with the matters contemplated by Section 6.1(b), being hereafter referred to as, the “Requisite Regulatory Approvals”) shall have been obtained and shall remain in full force and effect.

(d) No Injunctions or Restraints. No Law or Order enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Mergers.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order or proceedings suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f) NYSE Listing. The shares of Parent Common Stock to be issued to the holders of Shares and the holders of Company Equity Awards in the First Merger as contemplated by Article II shall have been approved for listing on NYSE (or any successor national securities exchange thereto), subject to official notice of issuance.

6.2. Conditions to Obligations of Parent. The obligation of Parent to effect the Mergers is further subject to satisfaction or waiver of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(c) and Section 3.1(g)(ii)(A) shall be true and correct in all respects (except, in the case of Section 3.1(c), for de minimis inaccuracies) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), (ii) the representations and warranties of the Company contained in Section 3.1(a), Section 3.1(b)(i) and Section 3.1(m) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date), and (iii) each of the representations and warranties of the Company contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to materiality or “Company Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement, in each case, at or before the Closing Date.

(c) Officer’ s Certificate. Parent shall have received an officer’s certificate duly executed on behalf of the Company by an authorized officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any events that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Tax Opinion. Parent shall have received (i) a copy of the opinion of Greenberg Traurig, LLP, dated as of the First Effective Time, to the effect that the

Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code as described in Section 6.3(e)(ii) and (ii) an opinion of Jones Day, dated as of the First Effective Time, to the effect that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Jones Day shall be entitled to rely on the Representation Letters.

6.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers is further subject to satisfaction or waiver of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent contained in contained in Section 3.2(c) and Section 3.2(g)(ii) shall be true and correct in all respects (except, in the case of Section 3.2(c), for de minimis inaccuracies) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), (ii) the representations and warranties of Parent contained in Section 3.2(a), Section 3.2(b)(i) and Section 3.2(k) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date), and (iii) each of the representations and warranties of Parent contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to materiality or “Parent Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent, Merger Sub and Successor Sub shall have each performed in all material respects with all covenants and obligations required to be performed by it under this Agreement, in each case, at or before the Closing Date.

(c) Officer’ s Certificate. The Company shall have received an officer’s certificate duly executed on behalf of Parent by an authorized officer of Parent to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any events that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(e) Tax Opinion. The Company shall have received (i) a copy of the opinion of Jones Day, dated as of the First Effective Time, to the effect that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code as described in Section 6.2(e)(ii) and (ii) an opinion of Greenberg Traurig LLP, dated as of the First Effective Time, to the effect that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Greenberg Traurig LLP shall be entitled to rely on the Representation Letters.

6.4. Frustration of Closing Conditions. Notwithstanding anything in this Agreement to the contrary, neither the Company nor Parent may rely, either as a basis for not consummating the Mergers or for terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in this Article VI to be satisfied if in any such case such party has materially breached any of its representations, warranties, covenants or agreements set forth in this Agreement or has otherwise failed to perform fully its obligations under this Agreement in any manner that shall have proximately caused a failure of any such condition or otherwise have given rise to a right of termination of this Agreement.

VII. TERMINATION, AMENDMENT AND WAIVER

7.1. Termination. This Agreement may be terminated at any time prior to the First Effective Time, and (except as otherwise expressly provided in this Section 7.1) whether before or after the Company Stockholder Approval or the Parent Stockholder Approval have been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Mergers shall not have been consummated on or before July 31, 2016 (the “Outside Date”); provided, however, that if on such date all conditions set forth in Article VI have been satisfied (other than the conditions in Section 6.1(b) or Section 6.1(c) or such other conditions that by their nature are to be satisfied at the Closing) then the Company or Parent may, in its sole discretion, extend the Outside Date for up to an additional 45 days by delivery of written notice of such extension to the other party not less than five Business Days prior to the previously scheduled Outside Date; provided, further, that if on such extended Outside Date all conditions set forth in Article VI have been satisfied (other than the conditions in Section 6.1(b) or Section 6.1(c) or such other conditions that by their nature are to be satisfied at the Closing) then the Company or Parent may, in its sole discretion, again extend the Outside Date for up to an additional 45 days by delivery of written notice of such extension to the other party not less than five Business Days prior to the previously scheduled Outside Date; and provided, further, that the right to terminate this Agreement or extend the Outside Date pursuant to this Section 7.1(b)(i) will not be available to any party who has materially breached any of its representations, warranties, covenants or agreements set forth in this Agreement or has otherwise failed to perform fully its obligations under this Agreement in any manner that shall have proximately caused the failure of the Mergers to be consummated by such time;

(ii) if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a vote on the adoption of this Agreement was taken;

(iii) if the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a vote on the issuance of shares of Parent Common Stock in connection with the First Merger was taken;

(iv) if any Restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable, or if any Requisite Regulatory Approval has been denied and such denial has become final and nonappealable, provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have complied with its obligations under Section 5.3 and, with respect to other matters not covered by Section 5.3, shall have used commercially reasonable efforts to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval, as the case may be;

(c) by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is either incapable of being cured or is not cured within 30 days of written notice thereof;

(d) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Parent, Merger Sub or Successor Sub shall have breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) is either incapable of being cured or is not cured within 30 days of written notice thereof;

(e) by Parent, at any time prior to obtaining the Company Stockholder Approval, if (i) the Company Board (or any duly authorized committee thereof) shall have made a Company Adverse Recommendation Change, whether or not in compliance with Section 4.2, or (ii) the Company shall have breached in any material respect, any of the provisions of Section 4.2(b);

(f) by the Company, at any time prior to obtaining the Parent Stockholder Approval, if (i) the Parent Board (or any duly authorized committee thereof) shall have made a Parent Adverse Recommendation Change, whether or not in compliance with Section 4.3, or (ii) Parent shall have breached in any material respect, any of the provisions of Section 4.3(b);

(g) by Parent, at any time prior to obtaining the Parent Stockholder Approval, if (i) a Parent Superior Proposal has been made and received by Parent not in breach of Section 4.3(b), (ii) Parent has complied with the first sentence of Section 4.3(c) and with the provisions of Section 4.3(e) expressly applicable to a Parent Superior Proposal, (iii) Parent is and has been in compliance with the other provisions of Section 4.3 (other than such de minimis non-compliance that does not prejudice the Company’s substantive rights and benefits under Section 4.3), (iv) Parent concurrently pays (or causes to be paid) to the Company the fee due under Section 5.5(c), and (v) the Parent Board concurrently approves, and Parent concurrently enters into, a definitive agreement providing for such Parent Superior Proposal. Acceptance by the Company of the fee due under Section 5.5(c) will constitute acceptance by the Company of the validity of any termination by Parent of this Agreement under this Section 7.1(g), subject to the proviso to the first sentence of Section 5.5(h);

(h) by the Company, at any time prior to obtaining the Company Stockholder Approval, if (i) a Company Superior Proposal has been made and received by Company not in breach of Section 4.2(b), (ii) the Company has complied with the first sentence of Section 4.2(c) and with the provisions of Section 4.2(e) expressly applicable to a Company Superior Proposal, (iii) the Company is and has been in compliance with the other provisions of Section 4.2 (other than such de minimis non-compliance that does not prejudice Parent’s substantive rights and benefits under Section 4.2), (iv) the Company concurrently pays (or causes to be paid) to Parent the fee due under Section 5.5(b), and (v) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for such Company Superior Proposal. Acceptance by Parent of the fee due under Section 5.5(b) will constitute acceptance by Parent of the validity of any termination by the Company of this Agreement under this Section 7.1(h), subject to the proviso to the first sentence of Section 5.5(g); or

(i) by Parent or the Company, at any time prior to the First Effective Time, if (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied by the date on which the Closing is scheduled to occur pursuant to the terms of this Agreement) or, to the extent permitted by Law, waived by Parent or the Company, as applicable, (ii) (A) the proceeds to be provided to Parent pursuant to the Bridge Credit Facility sufficient to consummate the Closing of the First Merger (taking into account Parent’s other readily available funds, including cash on hand and immediate borrowing ability under the Existing Credit Facilities) are not available to Parent whether as a result of a breach of the Bridge Credit Facility by the Financing Source or otherwise, and (B) the only Alternative Financing (assuming for all purposes of this Section 7.1(i) that Alternative Financing means any alternative financing irrespective of whether such alternative financing is on terms and conditions materially less favorable, taken as a whole, to Parent, Merger Sub, Successor Sub, the Ultimate Surviving Corporation and the First Surviving Corporation

than the terms and conditions set forth in the applicable Financing Agreements) Parent is able to obtain is Alternative Financing that has not been, or as to which Parent has been notified in writing will not be, assigned by any two of the Three Rating Agencies a credit rating of (x) BBB- or higher in the case of S&P, (y) BBB- or higher in the case of Fitch or (z) Baa3 or higher in the case of Moody’s (subclauses (A) and (B), being hereafter referred to collectively as, a “Debt Rating Failure”), and (iii) in the case of a termination by the Company pursuant to this Section 7.1(i), the Company has delivered to Parent an irrevocable written notice (a “Section 7.1(i) Company Termination Notice”) certifying that (A) all conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied by the date by which the Closing is scheduled to occur pursuant to the terms of this Agreement, or any conditions in Section 6.3 that have not theretofore been satisfied but as to which the Company, to the extent permissible under applicable Law, elects to waive), and (B) the Company is ready, willing and able to consummate the Closing of the First Merger, and, in each case, the Closing shall not have occurred by the later of (1) the Outside Date (but without regard, for purposes of this Section 7.1(i), to any 45-day extension periods set forth in Section 7.1(b)(i)) and (2) 30 days after the date the Section 7.1(i) Company Termination Notice is delivered to Parent; provided, however, if Parent shall have commenced, prior to or within five Business Days after the delivery to Parent of the Section 7.1(i) Company Termination Notice, an Action against the Financing Sources for breach of the Bridge Credit Facility, and such Action is pending on the date the Section 7.1(i) Company Termination Notice is delivered to Parent or within five Business Days thereafter and in respect of which Parent is in compliance with Section 8.10(b), such 30-day period will be extended until the earlier to occur of (x) the funding, in full, by the Financing Sources of the proceeds of the Bridge Credit Facility or (y) August 31, 2016. For the avoidance of doubt, the parties hereby acknowledge and agree that the Section 7.1(i) Company Termination Notice, in itself, delivered by the Company to Parent will not be deemed to be, or used as a basis for the assertion by Parent, First Merger Sub, Successor Merger Sub or any of their respective Affiliates or Representatives, of any claim or allegation (whether sounding in tort, contract or otherwise) against the Company or any of its affiliates or Representatives of or for anticipatory breach of this Agreement. Notwithstanding anything to the contrary set forth in Section 7.1(d), the Company will not be entitled to terminate this Agreement pursuant to Section 7.1(d) in the event the First Merger has not been consummated on the date the Closing should have occurred pursuant to Section 1.02 solely due to a Debt Rating Failure.

7.2. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, Successor Sub or the Company, other than Section 5.5 (Fees and Expenses), this Section 7.2 and Article VIII (General Provisions), which provisions will survive such termination; provided, however, that, except as provided in Section 5.5(g) and Section 5.5(h), no termination of this Agreement will relieve any party from liability for any damages based on fraud (including fraud-in-the-inducement) or willful breach.

7.3. Amendment. Subject to compliance with Law, this Agreement may be amended by the parties hereto at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that (a) after any such approval, there may not be, without further approval of the stockholders of the Company (in the case of the Company Stockholder Approval) and the stockholders of Parent (in the case of the Parent Stockholder Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Common Stock hereunder or that by Law otherwise expressly requires the further approval of the stockholders of the Company or the stockholders of Parent, as the case may be, (b) except as provided above, no amendment of this Agreement will be submitted to be approved by the stockholders of the Company or the stockholders of Parent unless required by Law, and (c) this Section 7.3, Section 8.6(a), Section 8.9, Section 8.10(b) and Section 8.13 may not be amended, supplemented, waived or otherwise modified in a manner adverse to the Financing Sources without the prior written consent of the Financing Sources. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

7.4. Extension; Waiver. At any time prior to the First Effective Time, a party hereto may, subject to the proviso of Section 7.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement, or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company or Parent will require the approval of the stockholders of the Company or the stockholders of Parent, respectively, unless such approval is required by Law. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

VIII. GENERAL PROVISIONS

8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the First Effective Time. This Section 8.1 will not limit Section 7.2 or any covenant or agreement of the parties that, by its terms, contemplates performance after the First Effective Time.

8.2. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, e-mailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as will be specified by like notice); provided however that any notice received by email transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) will be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(a) if to Parent, Merger Sub or Successor Sub, to:

Newell Rubbermaid Inc.

Three Glenlake Parkway

Atlanta, GA 30328

Email: brad.turner@newellco.com

Attention: Bradford R. Turner

with a copy (which will not constitute notice pursuant to this Section 8.2) to:

Jones Day

1420 Peachtree St. NE

Atlanta, Georgia 30309

Email: raprofusek@jonesday.com; lthomas@jonesday.com;

            ebelenky@jonesday.com

Attention:  Robert A. Profusek, Esq.

          Lizanne Thomas, Esq.

          Erik Belenky, Esq.

and:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Email: mponce@stblaw.com

Attention:     Mario A. Ponce, Esq.

(b) if to the Company, to:

Jarden Corporation

2381 Executive Center Drive

Boca Raton, FL 33431

Email: jcapps@jarden.com

Attention: John E. Capps

with a copy (which will not constitute notice pursuant to this Section 8.2) to:

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

Email: neimethc@gtlaw.com; annexa@gtlaw.com; silvermang@gtlaw.com

Attention:     Clifford E. Neimeth, Esq.

             Alan I. Annex, Esq.

             Gary A. Silverman, Esq.

8.3. Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement that (i) contains provisions that are no less favorable, in the aggregate, to the Company or Parent, as applicable, as determined in good faith by the Company Board or the Parent Board, After Consultation, as applicable, than those contained in the Confidentiality Agreement, (ii) expressly permits the Company to comply with the provisions of Section 4.2, or Parent to comply with the provisions of Section 4.3, as applicable, and (iii) does not include any provision providing for an exclusive right to negotiate with the Company or Parent, as the case may be, prior to the termination of this Agreement;

(b) “Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” has the meaning specified under Rule 12b-2 under of the Exchange Act;(c) “After Consultation” means, with respect to any determination of the Company Board or the Parent Board, as applicable, under this Agreement, after the Company Board’s or the Parent Board’s consultation with such party’s outside legal counsel and a financial advisor of nationally recognized reputation; provided, however, that if such consultation relates exclusively to matters of applicable Law (including, determinations with respect to the fiduciary duties of the Company’s directors or of Parent’s directors under applicable Law), then “After Consultation” means, with respect to such legal determinations, after the Company Board’s or the Parent Board’s consultation exclusively with such party’s outside legal counsel;

(d) “Alternative Financing” means any financing from alternative sources in an amount, when taken together with other sources and all other Debt Commitment Letters, sufficient to consummate the Mergers with terms and conditions not materially less favorable, taken as a whole, to Parent, Merger Sub, Successor Sub, the Ultimate Surviving Corporation and the First Surviving Corporation than the terms and conditions set forth in the applicable Financing Agreements

(e) “Bridge Credit Facility” means the senior unsecured bridge term loan credit facility, the principal terms and conditions of which are summarized in that certain Debt Commitment Letter dated December 13, 2015;

(f) “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York;

(g) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980;

(h) “Code” means the Internal Revenue Code of 1986;

(i) “Company Alternative Proposal” means any offer or proposal made by any Person (other than the Company, any Subsidiary of the Company, Parent, Merger Sub or Successor Sub) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to or providing for, in any single transaction or series of related transactions (other than the Mergers and the other transactions contemplated hereby), directly or indirectly, any (i) purchase, sale, lease, license, assignment, transfer, exchange or other disposition of assets of the Company or any Subsidiary of the Company representing 20% or more of the consolidated assets of the Company or to which 20% or more of the Company’s revenues are attributable, (ii) acquisition of 20% or more of the aggregate voting power of the then-outstanding shares of Company Capital Stock, (iii) tender or exchange offer that, if consummated, would result in any Person or group owning 20% or more of the aggregate voting power of the then-outstanding shares of Company Capital Stock, (iv) issuance by the Company or any Subsidiary of the Company of Equity Interests representing 20% or more of the aggregate voting power of the then-outstanding Company Capital Stock, (v) merger, business combination, consolidation, share exchange, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary of the Company, or (vi) any combination of the foregoing types of transactions if the total percentage of the Company’s consolidated assets and/or revenues involved is 20% or more, or if such Person or group (or the stockholders of such Person or group) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the aggregate voting power of the then-outstanding Company Capital Stock;

(j) “Company Benefit Plan” means each employee or director benefit plan or Contract, whether or not written, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), offer letter and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or Contract that is or has been sponsored, maintained or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to;

(k) “Company Employee” means each employee of the Company or its Subsidiaries immediately before the First Effective Time;

(l) “Company ESPP” means the Company’s 2013 Employee Stock Purchase Plan;

(m) “Company Equity Plans” means the Company’s 2013 Stock Incentive Plan and Amended and Restated 2003 Stock Incentive Plan;

(n) “Company Intervening Event” means an event, state of facts, change, discovery, development or circumstance relating specifically to the Company (and not of a general economic, industry or market nature, except to the extent the Company is affected in a beneficially disproportionate manner compared to other companies that operate in the Company’s industry sector and which other companies conduct substantially the same businesses as the Company and its Subsidiaries currently operate) that arises entirely after the date of this Agreement and is continuing on any date of determination of the occurrence thereof, that was not known or reasonably foreseeable by the Company Board or any member thereof as of or prior to the date of this Agreement, and which event, state of facts, change, discovery, development or circumstance is materially beneficial, measured on a long-term basis, to the financial condition or results of operation of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following constitute a Company Intervening Event: (i) any Company Superior Proposal, or any inquiry, offer or proposal that constitutes or that reasonably can be expected to lead to a Company Superior Proposal; (ii) any action taken by any party pursuant to and in compliance with Section 5.3; or (iii) a change in the price or trading volume of the Shares or the Company’s credit rating (except that this clause (iii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such change has resulted in or contributed to a Company Intervening Event);

(o) “Company Material Adverse Effect” means any occurrence, state of facts, circumstance, effect, change, event or development (each, an “Effect”) that, individually or in the aggregate, (i) is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the Company’s ability to consummate timely the Mergers and the other transactions contemplated hereby; provided, however, that none of the following will be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur: (A) changes in general economic or political conditions, changes in securities, credit, currency, financial or other capital markets conditions in the United States or any foreign jurisdiction, changes in prevailing interest rates or exchange rates, changes in the industry in which the Company or any of its Subsidiaries operates, or changes in commodity prices (in each case, except to the extent such Effect affects the Company and its Subsidiaries in a disproportionate manner as compared to other companies that operate in the same industry sector as the Company and conduct substantially the same businesses that the Company and its Subsidiaries operate), (B) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates, capital budgets or predictions in respect of revenues, cash flows, EBITDA, earnings or other financial or operating metrics for any fiscal period(s) (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to occur, a Company Material Adverse Effect, unless such Effects are otherwise excluded pursuant to the other clauses of this definition), (C) the negotiation, execution and delivery of this Agreement or the public announcement, consummation or pendency of the Mergers or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with any Governmental Entity or with the Company’s stockholders or with the Company’s and its Subsidiaries’ employees, customers, suppliers, vendors, insurers, competitors or partners; provided, that the Company complies in all material respects with its covenants and agreements in the first sentence of Section 4.1(a), (D) any change, in and of itself, in the market price (including any decline) or trading volume of Common Stock (provided that the underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Company Material Adverse Effect unless such Effects are otherwise excluded pursuant to the other clauses of this definition), (E) any change in Law or in any interpretation of any Law, or changes in regulatory conditions in the jurisdictions in which the Company or any of its Subsidiaries operates, or any change in GAAP or authoritative interpretation thereof, after the date hereof (in each case, except to the extent such Effect affects the Company and its Subsidiaries in a disproportionate manner as compared to other companies that participate in the businesses that the Company and its Subsidiaries operate), (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, civil insurrection or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil insurrection or terrorism threatened or pending as of the date of this Agreement (in each case, except to the extent such Effect affects the Company and its Subsidiaries in a disproportionate manner as compared to other companies that participate in the businesses that the Company and its Subsidiaries operate), (G) any hurricane, tornado, flood, tsunami, earthquake or other natural disaster or act of God (in each case, except to the extent such Effect affects the Company and its Subsidiaries in a disproportionate manner as compared to other companies that operate in the same industry sector as the Company and conduct substantially the same businesses that the Company and its Subsidiaries operate), (H) any litigation brought by any Person (whether derivatively in the name and in the right of the Company directly by any holder of Common Stock or otherwise) alleging breach of fiduciary duty on the part of the Company Board or any violation of Law in respect of this Agreement, the Mergers and the transactions contemplated hereby, (I) any action taken or omission to act by the Company or its controlled Affiliates that is expressly required by this Agreement or otherwise requested in writing by Parent, or (K) any breach, violation or non-performance of the Agreement by Parent, Merger Sub or Successor Sub of their obligations under this Agreement;

(p) “Company Option” means an option to purchase shares of the Common Stock granted under a Company Equity Plan;

(q) “Company Restricted Stock Award” means an award of Shares subject to forfeiture conditions granted under a Company Equity Plan;

(r) “Company Superior Proposal” means a bona fide, written Company

Alternative Proposal (except that references in the definition of “Company Alternative Proposal” to “20% or more” shall be replaced by “100%” for purposes of this definition of “Company Superior Proposal”) made by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) that the Company Board determines in good faith, After Consultation, and after (i) taking into account all legal, regulatory and other aspects of such proposal and the reputation and transaction consummation history of the Person(s) or group making such proposal (including any break-up and expense reimbursement fees, conditions to consummation, and whether the transactions contemplated by the proposal are capable of being consummated on a reasonably timely basis in accordance with their terms), (ii) giving effect to any binding proposal made by Parent and considered and negotiated in good faith by the Company as required by Section 4.2(e), and (iii) taking into account the long-term value creation and financial benefits to the holders of Common Stock expected to be derived from combining the businesses of the Company and Parent in the Mergers and the transactions contemplated by this Agreement, is more favorable from a financial point of view to the holders of Common Stock than the Mergers and the transactions contemplated by this Agreement, and is reasonably likely to receive all approvals required by any Governmental Entity, and for which, in the case of a proposal involving cash consideration, all requisite funds either are immediately available or will be fully committed upon the signing of a definitive agreement pursuant to written financing commitments from reputable commercial banks, lenders and other financing sources (and in respect of any such external financing, consummation of the transactions contemplated by such Company Superior Proposal is not subject to any financing contingency, condition or “out”);

(s) “Confidentiality Agreement” means the confidentiality agreement, dated October 15, 2015, entered into between the Company and Parent;

(t) “Contract” means any legally binding agreement, contract, subcontract, lease, understanding, instrument, note, bond, mortgage, indenture, warranty, license, sublicense, insurance policy, benefit plan, commitment, arrangement or undertaking of any nature, whether express or implied, written or oral;

(u) “Convertible Notes Indentures” mean, collectively, (i) the Indenture, dated as of September 18, 2012, by and among the Company, the guarantors party thereto, and Wells Fargo Bank, National Association, (ii) the Indenture, dated as of March 17, 2014, by and among the Company, the guarantors party thereto, and Wells Fargo Bank, National Association, and (iii) the Indenture, dated as of June 12, 2013, by and among the Company, the guarantors party thereto, and Wells Fargo Bank, National Association, in each case, as the same may have been amended, supplemented or modified from time to time;

(v) “Convertible Notes” mean, collectively, the (i) 1 7/8% Senior Subordinated Convertible Notes due 2018, (ii) the 1 1/2% Senior Subordinated Convertible Notes due 2019, and (iii) 1 1/8% Senior Subordinated Notes Convertible Notes due 2034;

(w) “Compliant” means, with respect to the Required Information, that (i) such Required Information when taken as a whole does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which they were made, not misleading, and (ii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information;

(x) “Debt Commitment Letters” means the commitment letters delivered by the Financing Sources with respect to certain debt facilities, including the Debt Commitment Letters dated December 13, 2015, the proceeds of which, among other uses, will be used by Parent to fund the payment of a portion of the Cash Consideration, including any commitment letters with respect to an Alternative Financing;

(y) “Environmental Claims” means any and all administrative, regulatory or judicial Actions, judgments, demands, directives, claims, liens, or written or oral notices of noncompliance or violation, in each case made by or from any Person that allege liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (i) the presence or Release of, or exposure to, any Hazardous Material at any location, or (ii) the failure to comply with any Environmental Law;

(z) “Environmental Law” means any Law as in effect as of the date hereof, Contract or permit issued, promulgated or entered into by or with any Governmental Entity, in each case relating to pollution, protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), Hazardous Materials, human health and safety or natural resources, including the protection of endangered or threatened species and habitat;

(aa) “Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor;

(bb) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same” controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(cc) “Exchange Act” means the United States Securities Exchange Act of 1934;

(dd) “Exchange Ratio” means 0.862;

(ee) “Excluded Share” means a Canceled Share or a Dissenting Share;

(ff) “Financing” means the debt financing contemplated by the Debt Commitment Letters, as such Debt Commitment Letters may be amended or replaced (including pursuant to any Alternative Financing);

(gg) “Financing Agreements” means the definitive agreements with respect to the Financing or Alternative Financing on terms and conditions contained in the Debt Commitment Letters or consistent in all material respects with the Debt Commitment Letters;

(hh) “Financing Source” means the Persons (including lenders, agents and arrangers) that have committed to provide or otherwise entered into agreements in connection with the Financing in connection with the Mergers, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Financing and their respective successors and assigns;

(ii) “GAAP” means United States generally accepted accounting principles, as in effect from time to time;

(jj) “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, lead, urea formaldehyde foam, hazardous or toxic chemicals, materials, or substances, including materials or wastes containing hazardous or toxic substances, compounds or chemicals, and any other chemical, material, substance or waste that is regulated, or that could form the basis for liability, under any Environmental Law;

(kk) “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (i) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other indicia of ownership of an invention, discovery or improvement issued by an Governmental Entity; (ii) copyrights, whether in published or unpublished works of authorship, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights or other similar rights recognized in a work of authorship by a Governmental Entity; (iii) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (iv) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein; (v) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; (vi) internet domain name registrations and social media addresses and accounts; and (vii) any and all other intellectual or industrial property rights recognized by any Governmental Entity under the Laws of any country throughout the world;

(ll) “Knowledge” of any Person means, with respect to any matter in question, in the case of Parent, the actual knowledge, following reasonable inquiry, of any of the Persons set forth on Section 8.3(ll) of the Parent Disclosure Letter and, in the case of the Company, the actual knowledge, following reasonable inquiry, of any of the Persons set forth on Section 8.3(ll) of the Company Disclosure Letter;

(mm) “Law” means any federal, state, local, municipal, foreign or international, multinational other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

(nn) “Net Option Shares” means, with respect to each Company Option, a positive number of Shares equal to (i) the total number of Shares subject to such Company Option immediately prior to the First Effective Time minus (ii) a number of Shares with the aggregate fair market value equal to the aggregate exercise price of such Company Option determined by assuming that each such Share has a fair market value equal to the Merger Consideration. For such purpose, the Stock Consideration will be deemed to be equal to an amount in cash determined by multiplying (i) the Exchange Ratio by (ii) the Parent Closing Price;

(oo) “NYSE” means the New York Stock Exchange, Inc.;

(pp) “Order” means any decree, order, judgment, decision, writ, injunction, temporary restraining order or other order in any Action by or with any Governmental Entity;

(qq) “Parent Alternative Proposal” means any offer or proposal made by any Person (other than the Company, any Subsidiary of the Company, Parent, Merger Sub or Successor Sub) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to or providing for, in any single transaction or series of related transactions (other than the Mergers and the other transactions contemplated hereby), directly or indirectly, any (i) purchase, sale, lease, license, assignment, transfer, exchange or other disposition of assets of Parent or any Subsidiary of Parent representing 20% or more of the consolidated assets of Parent or to which 20% or more of Parent’s revenues are attributable, (ii) acquisition of 20% or more of the aggregate voting power of the then-outstanding shares of Parent Capital Stock, (iii) tender or exchange offer that, if consummated, would result in any Person or group owning 20% or more of the aggregate voting power of the then-outstanding shares of Parent Capital Stock, (iv) issuance by Parent or any Subsidiary of Parent of Equity Interests representing 20% or more of the aggregate voting power of the then-outstanding Parent Capital Stock, (v) merger, business combination, consolidation, share exchange, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Parent or any Subsidiary of Parent, or (vi) any combination of the foregoing types of transactions if the total percentage of Parent’s consolidated assets and/or revenues involved is 20% or more, or if such Person or group (or the stockholders of such Person or group) would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the aggregate voting power of the then-outstanding Parent Capital Stock;

(rr) “Parent Benefit Plan” means each employee or director benefit plan or Contract, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), offer letter and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or Contract that is or has been sponsored, maintained or contributed to by Parent or any of its Subsidiaries or which Parent or any of its Subsidiaries is obligated to sponsor, maintain or contribute to;

(ss) “Parent Closing Price” means the volume weighted average price per share (rounded down to the nearest one-hundredth of one cent) of Parent Common Stock on the NYSE, for the consecutive period of five Trading Days beginning on the eighth Trading Day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

(tt) “Parent Equity Plans” means the 2013 Incentive Plan, the 2010 Stock Plan and the 2003 Stock Plan;

(uu) “Parent Intervening Event” means an event, state of facts, change, discovery, development or circumstance relating specifically to Parent (and not of a general economic, industry or market nature, except to the extent Parent is affected in a beneficially disproportionate manner compared to other companies that operate in Parent’s industry sector and which other companies conduct substantially the same businesses as Parent and its Subsidiaries currently operate, that arises entirely after the date of this Agreement and is continuing on any date of determination of the occurrence thereof, that was not known or reasonably foreseeable by the Parent Board or any member thereof as of or prior to the date of this Agreement, and which event, state of facts, change, discovery, development or circumstance is materially beneficial, measured on a long-term basis, to the financial condition or results of operation of Parent and its Subsidiaries, taken as a whole; provided, however, that in no event will any of the following constitute a Parent Intervening Event: (i) any Parent Superior Proposal, or any inquiry, offer or proposal that constitutes or that reasonably can be expected to lead to a Parent Superior Proposal; (ii) any action taken by any party pursuant to and in compliance with Section 5.3; or (iii) a change in the price or trading volume of the Shares or Parent’s credit rating (except that this clause (iii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such change has resulted in or contributed to a Parent Intervening Event);

(vv) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) is materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs Parent’s ability to consummate timely the Mergers and the other transactions contemplated hereby; provided, however, that none of the following will be taken into account in determining whether a Parent Material Adverse Effect has occurred or would be reasonably likely to occur: (A) changes in general economic or political conditions, changes in securities, credit, currency, financial or other capital markets conditions in the United States or any foreign jurisdiction, changes in prevailing interest rates or exchange rates, changes in the industry in which Parent or any of its Subsidiaries operates, or changes in commodity prices (in each case, except to the extent such Effect affects Parent and its Subsidiaries in a disproportionate manner as compared to other companies that operate in the same industry sector as Parent and conduct substantially the same businesses that Parent and its Subsidiaries operate), (B) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates, capital budgets or predictions in respect of revenues, cash flows, EBITDA, earnings or other financial or operating metrics for any fiscal period(s) (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to occur, a Parent Material Adverse Effect, unless such Effects are otherwise excluded pursuant to the other clauses of this definition), (C) the negotiation, execution and delivery of this Agreement or the public announcement, consummation or pendency of the Mergers or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with any Governmental Entity or with Parent’s stockholders or with Parent’s and its Subsidiaries’ employees, customers, suppliers, vendors, insurers, competitors or partners; provided, that Parent complies in all material respects with its covenants and agreements in the first sentence of Section 4.1(b), (D) any change, in and of itself, in the market price (including any decline) or trading volume of Parent Common Stock (provided that the underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect unless such Effects are otherwise excluded pursuant to the other clauses of this definition), (E) any change in Law or in any interpretation of any Law, or changes in regulatory conditions in the jurisdictions in which Parent or any of its Subsidiaries operates, or any change in GAAP or authoritative interpretation thereof, after the date hereof (in each case, except to the extent such Effect affects Parent and its Subsidiaries in a disproportionate manner as compared to other companies that participate in the businesses that Parent and its Subsidiaries operate), (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, civil insurrection or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil insurrection or terrorism threatened or pending as of the date of this Agreement (in each case, except to the extent such Effect affects Parent and its Subsidiaries in a disproportionate manner as compared to other companies that participate in the businesses that Parent and its Subsidiaries operate), (G) any hurricane, tornado, flood, tsunami, earthquake or other natural disaster or act of God (in each case, except to the extent such Effect affects Parent and its Subsidiaries in a disproportionate manner as compared to other companies that operate in the same industry sector as Parent and conduct substantially the same businesses that Parent and its Subsidiaries operate), (H) any litigation brought by any Person (whether derivatively in the name and in the right of Parent directly by any holder of Parent Common Stock or otherwise) alleging breach of fiduciary duty on the part of the Parent Board or any violation of Law in respect of this Agreement, the Mergers and the transactions contemplated hereby, (I) any action taken or omission to act by Parent or its controlled Affiliates that is expressly required by this Agreement or otherwise requested in writing by the Company, or (K) any breach, violation or non-performance of the Agreement by the Company of its obligations under this Agreement;

(ww) “Parent Option” means an option to purchase shares of Parent Common Stock granted under a Parent Equity Plan;

(xx) “Parent RSU Award” means an award of restricted stock units corresponding to shares of Parent Common Stock granted under a Parent Equity Plan;

(yy) “Parent Superior Proposal” means a bona fide, written Parent Alternative Proposal (except that references in the definition of “Parent Alternative Proposal” to “20% or more” shall be replaced by “100%” for purposes of this definition of “Parent Superior Proposal”) made by any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) that the Parent Board determines in good faith, After Consultation, and after (i) taking into account all legal, regulatory and other aspects of such proposal and the reputation and transaction consummation history of the Person(s) or group making such proposal (including any break-up and expense reimbursement fees, conditions to consummation, and whether the transactions contemplated by the proposal are capable of being consummated on a reasonably timely basis in accordance with their terms), (ii) giving effect to any binding proposal made by the Company and considered and negotiated in good faith by Parent as required by Section 4.3(e), and (iii) taking into account the long-term value creation and financial benefits to the holders of Parent Common Stock expected to be derived from combining the businesses of the Company and Parent in the Mergers and the transactions contemplated by this Agreement, is more favorable from a financial point of view to Parent’s stockholders than the Mergers and the transactions contemplated by this Agreement, and is reasonably likely to receive all approvals required by any Governmental Entity, and for which, in the case of a proposal involving cash consideration, all requisite funds either are immediately available or will be fully committed upon the signing of a definitive agreement pursuant to written financing commitments from reputable commercial banks, lenders and other financing sources (and in respect of any such external financing, consummation of the transactions contemplated by such Parent Superior Proposal is not subject to any financing contingency, condition or “out”);

(zz) “Permitted Liens” means all liens, charges, encumbrances, mortgages, deeds of trust and security Contracts disclosed in the Company Filed SEC Documents or Parent Filed SEC Documents, as the case may be, together with the following (without duplication): (i) Liens imposed by Law, such as and mechanics and materialmen Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against the Company or Parent or one of their respective Subsidiaries, as the case may be, with respect to which the Company or Parent, respectively, will then be proceeding with an appeal or other Action for review if adequate reserves with respect thereto are maintained on the books of the Company or Parent, as the case may be, in accordance with GAAP, (ii) Liens for Taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the Company or Parent, as the case may be, in accordance with GAAP, (iii) minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including operating Contracts), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, and (iv) leases, subleases, licenses and occupancy agreements by the Company or Parent, as the case may be, as landlord, sublandlord or licensor;

(aaa) “Person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity;

(bbb) “PPACA” means the Patient Protection and Affordable Care Act;

(ccc) “Related Person” means, with respect to any Person, (i) the former, current and future stockholders, Representatives, Affiliates and assignees of such Person and (ii) any former, current or future stockholder, Representative, Affiliate or assignee of any Person described in clause (i);

(ddd) “Release” means any release, spill, emission, leaking, pumping, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration of any Hazardous Material into or through the indoor or outdoor environment;

(eee) “Representative” means with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, controlled Affiliate, investment banker, attorney, accountant or other agent, consultant, advisor or representative of such Person or any direct or indirect Subsidiary of such Person;

(fff) “Required Information” means: (i)(A) audited consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company for the three most recently completed fiscal years ended at least 60 days prior to the Closing Date prepared in accordance with GAAP, (B) unaudited interim consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company for each subsequent fiscal quarter ended at least 40 days prior to the Closing Date (but excluding any fourth quarter of any fiscal year) prepared in accordance with GAAP, in each case of the type and form required by SEC Regulation S-X for registered offerings of securities on Form S-3 (unless Parent is no longer eligible to use Form S-3, in which case Form S-1, or any successor forms thereto) under the Securities Act; and (ii) all audit reports, draft comfort letters (including “negative assurance comfort”), which the auditors are prepared to deliver solely upon completion of customary procedures, and other information of the Company that is reasonably available or readily obtainable, including any information reasonably necessary for the preparation of the pro forma financial statements by Parent, but only to the extent such pro forma financial information is required by SEC Regulation S-X for registered offerings of securities on Form S-3 (unless Parent is no longer eligible to use Form S-3, in which case Form S-1, or any successor forms thereto), provided that such other information is reasonably requested in writing by Parent and is of the type and only to the extent required by Regulation S-X and Regulation S-K of the SEC and other accounting rules and regulations of the SEC for registered offerings of securities on Form S-3 (unless Parent is no longer eligible to use Form S-3, in which case Form S-1, or any successor forms thereto), or that is customarily included in an offering memorandum for the private placement of high yield securities pursuant to Rule 144A promulgated under the Securities Act, all of the above which will be Compliant. (Required Information is understood not to include (A) pro forma financial statements or adjustments (including synergies, cost savings, ownership or other post closing adjustments) or projections, (B) any description of all or any portion of the Financing, including any “description of notes” or other information customarily provided by debt financing sources or its counsel, (C) risk factors relating to all or any component of the Financing, or (D) separate financial statements in respect of Subsidiaries, or (v) other information required by Rule 3-09, Rule 3-10 or Rule 3-16 of SEC Regulation S-X, any Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K, any information required by Items 10 through 14 of Form 10-K);

(ggg) “Rollover Restricted Stock Award” means any Company Restricted Stock Award granted pursuant to and in accordance with the terms set forth on Section 4.1(a)(ii) of the Company Disclosure Letter.

(hhh) “Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002;

(iii) “Securities Act” means the United States Securities Act of 1933;

(jjj) “Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or others performing similar functions or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person;

(kkk) “Tax” means all taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other similar charges imposed by any Governmental Entity, including any interest, additions to tax or penalties applicable thereto;

(lll) “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns filed or required or permitted to be filed with any Taxing Authority, including any schedules or attachments thereto or any amendments thereof;

(mmm) “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes;

(nnn) “Three Rating Agencies” means, collectively, S&P, Moody’s and Fitch.

(ooo) “Trading Day” means a day on which shares of Parent Common Stock are traded on the NYSE;

(ppp) “Third Party” means any Person (or group of Persons) other than Parent or the Company or any of their respective Subsidiaries;

(qqq) “willful breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

(rrr) the following terms have the meanings defined elsewhere in this Agreement, as indicated below:

TERM	SECTION
Action	3.1(i)
Agreement	Preamble
Annual D&O Cap	5.4(b)
Antitrust Laws	3.1(b)(iv)
Anti-Corruption and Anti-Bribery Laws	3.2(q)(i)
Anti-Takeover Laws	5.9
Book-Entry Share	2.1(a)
Bridge Credit Facility	7.1(i)
Canceled Shares	2.1(e)
Cash Consideration	2.1(a)
Certificate	2.1(a)
Closing	1.2
Closing Date	1.2
Common Stock	2.1(a)
Company	Preamble
Company Adverse Recommendation Change	4.2(d)
Company Board	Recitals
Company Board Recommendation	3.1(b)(ii)
Company Bylaws	3.1(a)

TERM	SECTION
Company Capital Stock	3.1(c)
Company Charter	3.1(a)
Company Disclosure Letter	3.1
Company Environmental Permits	3.1(p)
Company Equity Awards	2.1(b)(iv)
Company Expenses	5.5(e)
Company Filed SEC Documents	3.1
Company Financial Advisor	3.1(s)
Company Financial Statements	3.1(e)(ii)
Company Material Contracts	3.1(o)
Company Notes	5.13(e)
Company Permits	3.1(h)
Company Preferred Stock	3.1(c)
Company Qualifying Transaction	5.5(b)
Company SEC Documents	3.1(e)
Company Stockholder Approval	3.1(l)
Company Stockholders Meeting	5.1(b)
Debt Offer	5.13(e)
Debt Rating Failure	7.1(i)
DGCL	1.1
DTC	2.3(b)
Dissenting Shares	2.4
Divestiture Action	5.3(a)
Effect	8.3(o)
Enforceability Exception	3.1(b)
ERISA	3.1(j)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Existing Credit Facilities	3.2(r)
Final Purchase Date	2.1(c)
Financing Conditions	3.2(r)
First Certificate of Merger	1.3
First Effective Time	1.3
First Merger	Recitals
First Surviving Corporation	1.1
Fitch	5.13(b)
Foreign Corrupt Practices Act	3.2(q)(i)
Form S-4	3.1(b)(iv)
Governmental Entity	3.1(b)(iv)
HSR Act	3.1(b)(iv)
Indemnified Parties	5.4(a)

TERM	SECTION
Intended Tax Treatment	3.1(k)(iv)
Joint Proxy Statement	3.1(b)(iv)
Liens	3.1(b)(iii)
Measurement Date	3.1(c)
Merger Consideration	2.1(a)
Merger Sub	Preamble
Mergers	Recitals
Moody’s	5.13(b)
Multi- Employer Plan	3.1(j)(i)
New Plans	5.10(b)
OFAC	3.2(q)(i)
Offering Documents	5.13(e)
Old Plans	5.10(b)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Adverse Recommendation Change	4.3(d)
Parent Board	Recitals
Parent Board Recommendation	3.2(b)(ii)
Parent Bylaws	3.2(a)
Parent Capital Stock	3.2(c)
Parent Charter	3.2(a)
Parent Common Stock	2.1(a)
Parent Disclosure Letter	3.2
Parent Environmental Permits	3.2(m)
Parent Expenses	5.5(d)
Parent Filed SEC Documents	3.2
Parent Financial Advisors	3.2(o)
Parent Financial Statements	3.2(e)(ii)
Parent Material Contracts	3.2(v)
Parent Permits	3.2(h)(i)
Parent Preferred Stock	3.2(c)
Parent Qualifying Transaction	5.5(c)
Parent SEC Documents	3.2(e)
Parent Stockholder Approval	3.2(j)
Parent Stockholders Meeting	5.1(c)
Prohibited Commitment Letter Ammendments	5.13(c)
Representation Letters	5.8(b)
Required Consents	5.3(a)
Requisite Regulatory Approvals	6.1(c)
Restraints	6.1(d)
S&P	5.13(b)

TERM	SECTION
SEC	3.1
Second Certificate of Merger	1.3
Second Effective Time	1.3
Second Merger	Recitals
Section 262	2.4
Section 7.1(i) Company Termination Notice	7.1(i)
Share	2.1(a)
Stock Consideration	2.1(a)
Substitute Restricted Stock Award	2.1(b)(iii)
Successor Sub	Preamble
Tax Opinions	5.8(b)
Transaction Announcment	5.6
Transaction Litigation	5.14
Ultimate Surviving Corporation	1.1

8.4. Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference will be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract defined or referred to herein or in any Contract that is referred to herein means such Contract as from time to time amended, modified or supplemented, including by waiver or consent, unless otherwise specifically indicated. References to statutes will include all regulations promulgated thereunder and references to statutes or regulations will be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statue or regulation, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Whenever a consent or approval of the Company or Parent is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. Any document, list or other item shall be deemed to have been “made available” to Parent or the Company, as applicable, for all purposes of this Agreement if such document, list or other item was posted in the electronic data room established by the Company or Parent, as applicable, in connection with the transactions contemplated hereby, or was set forth in a Company Filed SEC Document or Parent Filed SEC Document, as applicable, or a physical or electronic copy thereof was delivered or otherwise made available to the Company or Parent, as applicable, or their respective Representatives. Wherever in this Agreement reference is made to any determination of the Company Board or the Parent Board, as applicable, or reference is made to any action required to be made or taken by the Company or Parent pursuant to this Agreement through the Company Board or the Parent Board, as applicable, such references shall be deemed to further state and require (if not already expressly contained in such references) that such determination and/or action required to be made or taken by the Company Board or the Parent Board, as applicable, pursuant to this Agreement will be made and taken in good faith, After Consultation.

8.5. Counterparts; .pdf Signature. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. This Agreement may be executed by.pdf signature and a .pdf signature will constitute an original for all purposes.

8.6. Entire Agreement; No Third-Party Beneficiaries; No Additional Representations. (a) This Agreement (including the documents, Exhibits and instruments referred to herein), taken together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Mergers and the other transactions contemplated by this Agreement. This Agreement, including the documents, Exhibits and other instruments referred to herein, are not intended to confer upon any Person other than the parties rights or remedies, except for (i) Section 5.4, which will inure to the benefit of the Indemnified Parties and the other Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (ii) Section 7.3, this Section 8.6(a), Section 8.9, Section 8.10(b) and Section 8.13, which will inure to the benefit of the Financing Sources and their respective successors, legal representatives and permitted assigns, all of whom are expressly intended to be third-party beneficiaries thereof and with respect to their rights thereunder.

(b) The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the Mergers exclusively in Contract pursuant to the express terms and provisions of this Agreement and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations. All parties to this Agreement specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the acquisition of the Company or the other transactions contemplated by this Agreement or this Agreement will be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further expanded, limited or excluded pursuant to the express terms of this Agreement). The parties hereby agree that no party hereto will have any remedy or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement. The parties acknowledge and agree that, except as expressly set forth in this Agreement, none of the Company, Parent or any other Person has made any representation or warranty, expressed or implied, as to the respective businesses of the Company and Parent, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties.

8.7. GOVERNING LAW; THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT, TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT OR CONDITION TO ENTER INTO THIS AGREEMENT), WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, BUT WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES OF SUCH STATE.

8.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the Company and Parent. Any purported assignment in violation of the preceding sentence will be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.9. Specific Enforcement. Notwithstanding anything to contrary in this Agreement, express or implied, the parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties to this Agreement will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 8.10, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. Notwithstanding anything in this Agreement to the contrary (including this Section 8.9), the parties acknowledge and agree that, in the event of a Debt Rating Failure, the Company will not have the right to specific performance or other equitable remedies to enforce Parent’s, Merger Sub’s or Successor Sub’s obligation to proceed to the Closing (but only if Parent, Merger Sub and Successor Sub shall have complied in all material respects with its covenants, agreements and obligations set forth in Section 5.13). For the avoidance of doubt, in the event the Parent shall fail to obtain Financing (other than as a result of a Debt Rating Failure), the Company shall have the right to specific performance or other equitable remedies to enforce Parent’s, Merger Sub’s or Successor Sub’s obligation to proceed to the Closing. To the extent any party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement when available to such party pursuant to the terms of this Agreement, the Outside Date will automatically be extended by the amount of time during which such action is pending, plus 20 Business Days, or (such other time period established by the court presiding over such Action.)

8.10. Venue; Waiver of Trial by Jury. (a) Each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of all state and federal courts in the State of Delaware, including to the jurisdiction of all courts to which an appeal may be taken from such courts, in any dispute arising out of or relating to this Agreement, the Mergers, or any of the transactions contemplated by this Agreement or any facts and circumstances leading to its execution or performance, (ii) agrees that all claims in respect of any such proceeding must be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is declined by or unavailable in the Court of Chancery of the State of Delaware, then such dispute will be heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees that it will not bring any action relating to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement in any other court and (v) waives any defense of inconvenient forum to the maintenance of any proceeding so brought. The parties agree that a final judgment in any such dispute will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such dispute, including any appeal thereof.

(b) Notwithstanding the provisions of Section 8.10(a) and without limiting the provisions of Section 8.13, the Company (i) agrees that it will not, and will not permit its Affiliates to, bring or support any Action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity and whether in contract or in tort or otherwise, against the Financing Sources in any way related to this Agreement or any of the transactions contemplated by this Agreement (including any dispute arising out of or relating to the Financing or the performance thereof) in any forum other than the United States District Court for the Southern District

of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan or, in either case, any appellate court thereof, (ii) agrees that any such Action will be governed by the laws of the State of New York, (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such Action and (iv) agrees to waive and hereby waives, to the fullest extent permitted by law, any objection which such party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court.

(c) Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 8.2 (Notices) will be effective service of process for any proceeding brought against it by the other party in connection with Section 8.10(a); provided, however, that nothing contained herein will affect the right of any party to serve legal process in any other manner permitted by applicable Law. Notwithstanding the foregoing, the consents to jurisdiction set forth in this Section 8.10(c) will not constitute general consents to service of process in the State of Delaware and will have no effect for any purpose except as provided in this Section 8.10(c) and will not be deemed to confer rights on any Person other than the parties.

(d) EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS OR THE FACTS OR CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO PARTY OR REPRESENTATIVE OR AFFILIATE THEREOF HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS PARAGRAPH.

8.11. Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 8.12 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.13. Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, the Company agrees that it will not have any rights or claims against any Financing Source (in their capacity as such) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source will have any rights or claims against the Company or any of its Affiliates or Representatives in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or in equity, in Contract, tort or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

JARDEN CORPORATION

By:	/s/ Ian G. H. Ashken
Name: Ian G. H. Ashken
Title: Vice Chairman and President

NEWELL RUBBERMAID INC.

By:	/s/ Michael B. Polk
Name: Michael B. Polk
Title: President and Chief Executive Officer

NCPF ACQUISITION CORP. I

By:	/s/ Bradford R. Turner
Name: Bradford R. Turner
Title: President

NCPF ACQUISITION CORP. II

By:	/s/ Bradford R. Turner
Name: Bradford R. Turner
Title: President

[Signature Page to the Agreement and Plan of Merger]